                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                    RESOURCE BANCSHARES MORTGAGE GROUP, INC.
------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   761197102
                         ------------------------------
                                 (CUSIP Number)

                          EDWARD J. SEBASTIAN
                          SUITE 650, 1901 MAIN STREET
                          COLUMBIA, SOUTH CAROLINA  29201
                                 (803) 799-2256
------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                APRIL 18, 1997
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 761197102

-------------------------------------------------------------------------------------------------------
1.       Name of Reporting Persons                 RESOURCE BANCSHARES CORPORATION
         S.S. or I.R.S. Identification Nos. of Above Persons                 57-0833038

-------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)     [ ]
         (b)     [ ]
-------------------------------------------------------------------------------------------------------
3.       SEC Use Only

-------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)
         WC
-------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         SOUTH CAROLINA
-------------------------------------------------------------------------------------------------------
Number of                  (7) Sole Voting Power            7,397,238
Shares Bene-              -----------------------------------------------------------------------------
ficially
Owned by                   (8) Shared Voting Power                 -0-
Each Report-              -----------------------------------------------------------------------------
ing Person                 (9) Sole Dispositive Power       7,397,238
With                      -----------------------------------------------------------------------------
                           (10) Shared Dispositive Power           -0-
                          -----------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person      7,397,238
                                                                      ---------------------------------

-------------------------------------------------------------------------------------------------------
12.      Check if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

-------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)   36.5%
                                                            -------------------------------------------

-------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person  CO
                                  ---------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

ITEM 1.  Security and Issuer.

                 The issuer ("Issuer") of securities to which this Statement relates is Resource Bancshares Mortgage Group, Inc., a Delaware corporation having its principal executive offices located at 7909 Parklane Road, Columbia, South Carolina 29223, and the title of such securities is common stock, par value $.01 per share (the "Common Stock").

ITEM 2.  Identity and Background.

                 The person filing this Statement is Resource Bancshares Corporation, a South Carolina corporation having its principal executive offices located at Suite 650, 1901 Main Street, Columbia, South Carolina 29201. The principal business of Resource Bancshares Corporation ("RBC") is financial services.

                 The directors of RBC are John C. Baker, Stuart M. Cable, Ward
H. Clegg, III, O. S. Crihfield, John W. Currie, Lock W. Ireland, Edward J. Sebastian, Michael T. Smith and Lisa B. Tuckerman. Messrs. Baker, Cable, Currie and Sebastian also are directors of the Issuer. The executive officers of RBC are Edward J. Sebastian, Chairman of the Board and Chief Executive Officer, and Lock W. Ireland, President. Mr. Sebastian is also Chairman of the Board and Chief Executive Officer of the Issuer. Each of the directors and executive officers of RBC is a citizen of the United States of America. Information with respect to the business address and present occupation of each of the directors and executive officers of RBC is as follows:

                 1. The business address of John C. Baker is Baker Capital Corporation, 575 Madison Avenue, New York, New York 10022. Mr. Baker's present principal occupation is as a venture capitalist with Baker Capital Corporation, a venture capital firm.

                 2. The business address of Stuart M. Cable is Goodwin, Proctor & Hoar, LLP, Exchange Place, Boston, Massachusetts 02109. Mr. Cable's present principal occupation is as an attorney at Goodwin, Proctor & Hoar, LLP, a law firm.

                 3. The business address of Ward H. Clegg, III is 1701 Pendleton Street, Columbia, South Carolina 29201. Mr. Clegg's present principal occupation is as a private consultant.

                 4. The business address of O. S. Crihfield is Saugatuck Capital Company, One Canterbury Green, Stamford, Connecticut 06901. Mr. Crihfield's present principal occupation is as a Managing Director of Saugatuck Capital Company, a venture capital firm.

                 5. The business address of John W. Currie is McNair Law Firm, P.A., 1301 Gervais Street, Columbia, South Carolina 29201. Mr. Currie's present principal occupation is as an attorney at McNair Law Firm, P.A.

                  6. The business address of Lock W. Ireland is 225 Water Street, Suite 1575, Jacksonville, Florida 32202. Mr. Ireland's present principal occupation is as President of RBC.

                 7. The business address of Edward J. Sebastian is Resource Bancshares Corporation, 1901 Main Street, Suite 650, Columbia, South Carolina 29201. Mr. Sebastian's present principal occupation is as Chairman of the Board and Chief Executive Officer of RBC and of the Issuer.

                 8. The business address of Michael T. Smith is Gottlieb & Smith, P.A., 1901 Main Street, Suite 600, Columbia, South Carolina 29201. Mr. Smith's present principal occupation is as an attorney at Gottlieb & Smith, P.A., a law firm.

                 9. The business address of Lisa B. Tuckerman is Spears, Benzak, Solomon & Farrell, 101 East Main Street, Bozeman, Montana 59715. Ms. Tuckerman's present principal occupation is as a Portfolio Manager and Analyst at Spears, Benzak, Solomon & Farrell, an investment management firm which is a wholly owned subsidiary of KeyCorp.

                 During the last five years none of the persons listed in this
Item 2 nor any person referred to in Item 5 with whom any of the persons listed in this Item 2 share the power to vote or dispose of shares of Common Stock has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been subject to a judgment, decree or final order of a judicial or administrative body enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.

                 Pursuant to the terms of a private placement letter agreement dated as of March 11, 1996 (the "Private Placement Agreement"), RBC acquired 896,552 shares of Common Stock at a price of $14.50 per share on March 15, 1996 (the "Acquisition Shares"). As of March 15, 1996, the Issuer was indebted to
RBC in the amount of $13 million.   The Acquisition Shares were purchased by
RBC using the funds generated by the repayment of such debt on March 15, 1996. Prior to March 15, 1996, RBC owned a total of 6,016,755 shares of Common Stock. These shares (the "Original Shares") were acquired by RBC prior to the Common Stock becoming registered under the Securities and Exchange Age of 1934, as amended, and the ownership of the Original Shares was previously reported by RBC on a Schedule 13G. The Original Shares were acquired as follows: The Issuer was initially capitalized in January 1993 with a $300,000 capital contribution made by a wholly owned subsidiary of RBC in exchange for 100,000 shares of Common Stock. On May 12, 1993, the Issuer effected a stock dividend accounted for as a 45-for-one stock split, increasing the number of shares held by RBC's subsidiary to 4,500,000. Simultaneous with the closing of the Issuer's initial public offering on June 3, 1993, the subsidiary dividended the Original Shares to RBC. The Issuer effected five percent stock dividends on March 8, 1994, September 12, 1994, May 8, 1995 and August 31, 1995, and a ten percent stock dividend on June 30, 1995 (the "Stock Dividends"), increasing the number of Original Shares to 6,016,755. Consequently, following the purchase of the Acquisition Shares, RBC owned a total of 6,913,307 shares of Common Stock. On September 24, 1996, the Issuer effected a seven percent stock dividend. As a result, RBC now owns 7,397,238 shares of Common Stock.

ITEM 4.  Purpose of Transaction.

                 The purpose of the acquisition of the Original Shares was to facilitate the formation of the Issuer. Simultaneous with the purchase of the shares by the Underwriters in the Issuer's initial public offering, (i) Republic National Bank, a wholly owned subsidiary of RBC, transferred to the Issuer the assets (with certain exceptions) of RBC's mortgage banking business held by it plus cash in an amount equal to the excess, if any, of the book value of the liabilities assumed over the assets transferred, (ii) the Issuer assumed all the liabilities to which the transferred assets were subject at the date of transfer along with certain other liabilities, (iii) Republic National Bank transferred 100% of the issued and outstanding shares of Common Stock owned by it to RBC as a dividend and (iv) the Issuer purchased the loan participation interests then held by 1st Performance National Bank, a wholly owned subsidiary of RBC, with cash from short term borrowings (the "Formation Transaction"). In connection with the Formation Transaction, RBC entered into a number of agreements with the Issuer relating to their continuing relationship. These agreements include (i) a formation agreement (providing for the formation of the Issuer and requiring that the audit committee of the Issuer, consisting of directors independent of both the Issuer and RBC, independently approve all transactions, other than those provided for in the Formation Transaction, between the Issuer and RBC for as long as RBC owns 25% or more of the outstanding Common Stock), (ii) a tax agreement (providing for filing of tax returns, allocating tax liability and establishing procedures for audits and contests of tax liabilities) and (iii) a registration rights agreement (giving RBC demand and piggy-back registration rights with respect to the Original Shares) (the "Registration Rights Agreement").

                 The Issuer sold additional shares of Common Stock to the public on March 15, 1996 (the "Second Offering"). The purpose of the acquisition of the Acquisition Shares was to enable RBC to maintain approximately the same percentage ownership interest in the Issuer following the Second Offering as it had before the Second Offering. In connection with the Second Offering, RBC waived its rights under the Registration Rights Agreement in consideration in part of the Issuer's agreement to enter into Amendment No. 1 to the Registration Rights Agreement which provides that the Acquisition Shares will have generally the same registration rights as the Original Shares.

                 On April 18, 1997, RBC and the Issuer entered into an Agreement of Merger (the "Merger Agreement"), pursuant to which RBC will merge with RBC Merger Sub, Inc., a wholly owned subsidiary of the Issuer (the "Merger"), and the stockholders of RBC will receive 1.08026 shares of Common Stock in exchange for each outstanding share of voting common stock and each outstanding share of non-voting common stock of RBC, with cash payments being paid in lieu of fractional shares. The proposed transaction is subject to the approval of the shareholders of both RBC and the Issuer. Pursuant to the terms of the Merger Agreement, RBC would be the surviving corporation and would become a wholly owned subsidiary of the Issuer. The 7,397,238 shares of Common Stock owned by RBC prior to the Merger would continue to be owned by RBC following the Merger but would not be counted in the number of outstanding shares of Common Stock for accounting purposes and would not be entitled to vote as long as the Issuer owns a majority of the shares of RBC common stock entitled to vote in the election of directors of RBC. The Merger Agreement also provides for the Issuer to amend its Certificate of Incorporation to increase the number of authorized shares of Common Stock from 25,000,000 to 50,000,000.

                 Also on April 18, 1997, the Issuer entered into an Agreement of Merger with Walsh Holding Company, Inc., a Delaware corporation ("Walsh"), pursuant to which Walsh would merge with Carolina Merger Sub, Inc., a wholly owned subsidiary of the Issuer (the "Walsh Merger"). Further information regarding the proposed Walsh Merger can be found in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 21, 1997.

                 Mr. Sebastian participates in the Issuer's Stock Investment Plan pursuant to which he defers $1,500 of his salary each month. Mr. Sebastian also participates in the Issuer's Dividend Reinvestment and Stock Purchase Plan pursuant to which he defers $1,000 of his salary each month. The deferrals are used by each plan's custodian to purchase shares of Common Stock from the Issuer or on the open market. The Issuer contributes 15% of the cost of shares purchased by the custodian under the employee stock purchase plan and 5% of the cost of shares purchased by the custodian under the Dividend Reinvestment Plan.

                 Messrs. Baker, Cable and Currie each hold options to purchase 10,700 shares of Common Stock at a price of $14.87 per share (as adjusted to reflect the seven percent stock dividend effected by the Issuer on September 24, 1996) and 10,700 shares of Common Stock at a price of $12.38 per share (as adjusted to reflect the seven percent stock dividend effected by the Issuer on September 24, 1996). Twenty percent of the options under each grant held by Messrs. Baker, Cable and Currie became exercisable immediately upon grant and an additional 20% becomes exercisable each year thereafter until all of the options become exercisable. The options were issued under the Issuer's Formula Stock Option Plan (the "Formula Plan") for non-employee directors which was approved by the shareholders of the Issuer at the Issuer's annual meeting held on April 25, 1996. The Formula Plan provides to non-employee directors annual awards of options to purchase 10,000 shares of Common Stock. Therefore, Messrs. Baker, Cable and Currie may acquire additional options in the future under the Formula Plan. In addition, Mr. Sebastian has been granted options to purchase 107,000 shares of Common Stock at a price of $14.96 per share (as adjusted to reflect the seven percent stock dividend effected by the Issuer on September 24, 1996) and 53,500 shares of Common Stock at a price of $14.03 per share (as adjusted to reflect the seven percent stock dividend effected by the Issuer on September 24, 1996) under the Issuer's Omnibus Stock Award Plan, which was approved by the shareholders of the Issuer at the Issuer's annual meeting held on April 25, 1996. Twenty percent of the options under each grant held by Mr. Sebastian became exercisable immediately upon grant and an additional 20% becomes exercisable each year thereafter until all of the options become exercisable. Mr. Sebastian may be granted additional options in the future. See
Item 5 "INTEREST IN SECURITIES OF THE ISSUER" for further information regarding the number of shares of Common Stock that Messrs. Baker, Cable, Currie and Sebastian will own if the Merger is effected.

                 Depending upon market conditions and various other factors that RBC, its directors and executive officers may deem material, any of such persons may in the future acquire more shares of Common Stock or determine to sell or otherwise dispose of part or all of their investment in the Common Stock. However, except as described above, none of RBC nor, to the knowledge of RBC, any of its directors or executive officers, has any present plans or proposals which relate to or would result in any of the following: (i) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board of Directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material changes in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to those enumerated above.

ITEM 5.  Interest in Securities of the Issuer.

         The following table presents the number of shares of Common
Stock and the percentage of class owned beneficially by RBC and each of the directors and executive officers of RBC as of April 18, 1997 and the number of shares of Common Stock and the percentage of class which would be owned beneficially by RBC and each of the directors and executive officers of RBC assuming that the Merger occurred as of April 18, 1997.


                                                 Actual                            Assuming the Merger
                                                 ------                            -------------------
                  Name                 Number         Percent of Class          Number         Percent of Class
                  ----                 ------         ----------------          ------         ----------------
       Resource Bancshares             7,397,238            36.5%               7,397,238           N/A(1)
       Corporation

       John C. Baker                       6,420(2)           *                     6,420              *

       Stuart M. Cable(3)                 10,700              *                    56,854              *

       Ward H. Clegg, III(4)                -0-              N/A                   45,954              *

       O.S. Crihfield                       -0-              N/A                     -0-              N/A

       John W. Currie(5)                   6,420(2)           *                    60,433              *

       Lock Ireland(6)                     1,000              *                    72,108              *

       Edward J. Sebastian(7)             56,773              *                   299,261            1.0%

       Michael T. Smith(8)                 1,261              *                    12,063              *

       Lisa B. Tuckerman                    -0-              N/A                     -0-              N/A


---------------------------

(1) If the Merger takes place, RBC will become a wholly owned subsidiary of the Issuer. The 7,397,238 shares of Common Stock owned by RBC prior to the Merger would continue to be owned by RBC following the Merger but would not be counted in the number of outstanding shares of Common Stock for accounting purposes and would not be entitled to vote as long as the Issuer owns a majority of the shares of RBC common stock entitled to vote in the election of directors of RBC.

(2) These shares of Common Stock represent shares subject to currently exercisable options.

(3) Six thousand four hundred and twenty of the shares of Common Stock shown as owned by Mr. Cable represent shares subject to currently exercisable options. Mr. Cable owns 42,725 shares of RBC common stock, 34,000 of which are owned by him as trustee of a family trust. If the Merger takes place, these shares will be converted into 46,154 shares of Common Stock, 36,728 of which will be owned by Mr. Cable as trustee of a family trust.

(4) Mr. Clegg owns 42,540 shares of RBC common stock. If the Merger takes place, these shares will be converted into 45,954 shares of Common Stock.

(5) Mr. Currie owns 50,000 shares of RBC common stock. If the Merger takes place, these shares will be converted into 54,013 shares of Common Stock.

(6) Mr. Ireland owns 65,825 shares of RBC common stock. If the Merger takes place, these shares will be converted into 71,108 shares of Common Stock.

(7) Fifty-three thousand five hundred of the shares of Common Stock shown as owned by Mr. Sebastian represent shares subject to currently exercisable options. Mr. Sebastian owns 224,472 shares of RBC common stock (not including 8,000 shares of RBC common stock, or 8,642 shares of Common Stock assuming that the Merger takes place, owned by members of Mr. Sebastian's immediate family as to which he disclaims beneficial ownership). If the Merger takes place, the 224,472 shares will be converted into 242,488 shares of Common Stock.

(8) Sixty-three of the shares of Common Stock shown as owned by Mr. Smith are held in Mr. Smith's Individual Retirement Account, and 1,198 shares of Common Stock are owned by his law firm's profit sharing plan. Additionally, Mr. Smith owns 10,000 shares of RBC common stock. If the Merger takes place, these shares will be converted into 10,802 shares of Common Stock.

 *       Signifies less than one percent.

         RBC and each of the persons named above, except Mr. Smith, has the sole power to vote and dispose of the number of shares of Common Stock set forth opposite his or her name and the shares of RBC common stock owned by him or her. Mr. Smith shares with his law partner, Joel E. Gottlieb, the power to vote and dispose of the shares of Common Stock held in the law firm's profit sharing plan. Mr. Gottlieb's business address is 1901 Main Street, Suite 600, Columbia, South Carolina 29201. His principal occupation is as an attorney with the law firm of Gottlieb & Smith, P.A., and he is a citizen of the United States of America.

ITEM 6. Contracts, Understandings or Relationships with Respect to Securities of the Issuer

         Other than as described in this Amendment 1 to Schedule 13D, there are presently no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person, with respect to any securities of the Issuer.

ITEM 7.  Material to be Filed as Exhibits.

1. Registration Rights Agreement dated as of May 26, 1993, between RBC and the Issuer and Amendment No. 1 to Registration Rights Agreement dated as of March 11, 1996, between RBC and the Issuer incorporated by reference to
         Exhibit 1 of RBC's Schedule 13D dated March 15, 1996

2. Private Placement Letter Agreement dated March 11, 1996 incorporated by reference to Exhibit 2 of RBC's
         Schedule 13D dated March 15, 1996

3. Tax Agreement dated May 26, 1993, between RBC and the Issuer incorporated by reference to Exhibit 3 of RBC's Schedule 13D dated March 15, 1996

4. Formation Agreement dated May 26, 1993, by and among Republic National Bank, a national banking association, the Issuer, 1st Performance National Bank, a national banking association, and RBC incorporated by reference to Exhibit 4 of RBC's Schedule 13D dated
         March 15, 1996

5.       Resource Bancshares Mortgage Group, Inc. Omnibus Stock
         Award Plan incorporated by reference to Exhibit 5 of RBC's
         Schedule 13D dated March 15, 1996

6.       Resource Bancshares Mortgage Group, Inc. Formula Stock
         Option Plan incorporated by reference to Exhibit 6 of RBC's
         Schedule 13D dated March 15, 1996

7. Agreement of Merger, dated April 18, 1997, among Resource Bancshares Mortgage Group, Inc., RBC Merger Sub, Inc. and Resource Bancshares Corporation, filed herewith

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Date: April 30, 1997

                                   RESOURCE BANCSHARES CORPORATION


                                   By:   /s/ Edward J. Sebastian
                                       --------------------------------
                                        Edward J. Sebastian
                                   Its: Chairman and Chief Executive
                                        Officer

                                                                 Execution Copy


                              AGREEMENT OF MERGER


                 AGREEMENT OF MERGER, dated as of April 18, 1997 (this "Agreement"), among RESOURCE BANCSHARES MORTGAGE GROUP, INC., a Delaware corporation ("RBMG"), RBC MERGER SUB, INC., a South Carolina corporation and a wholly owned subsidiary of RBMG ("Merger Sub"), and RESOURCE BANCSHARES CORPORATION, a South Carolina corporation ("RBC").

                              W I T N E S S E T H:

                 WHEREAS, the Boards of Directors of RBMG, Merger Sub and RBC have determined that it is consistent with and in furtherance of their respective long-term business strategies and fair to and in the best interests of their respective companies and stockholders to combine their respective businesses in a merger transaction as set forth in this Agreement (the "Reorganization");

                 WHEREAS, upon the terms and conditions of this Agreement and in accordance with the Business Corporation Act of the State of South Carolina (the "SCBCA"), RBMG will acquire all of the common stock of RBC through the merger (the "Merger") of Merger Sub with and into RBC and the stockholders of RBC will receive shares of common stock of RBMG in proportion to their interests in RBC;

                 WHEREAS, in furtherance of the Reorganization, the Board of Directors of RBC has adopted this Agreement and the Merger, as contemplated by this Agreement, and has recommended that the holders of voting common stock, par value $.01 per share, of RBC ("RBC Voting Common Stock") and non-voting common stock, par value $.01 per share, ("RBC Non-voting Common Stock") vote to adopt this Agreement and the terms of the Merger as contemplated by this Agreement;

                 WHEREAS, in furtherance of the Reorganization, a special committee of the Board of Directors of RBMG (the "Special Committee") has recommended that this Agreement and the Merger, as contemplated by this Agreement, be approved, and the Board of Directors of RBMG has approved this Agreement and the Merger and has recommended that the holders of common stock, par value $.01 per share, of RBMG ("RBMG Common Stock") vote to adopt this Agreement and the terms of the Merger as contemplated by this Agreement; and

                 WHEREAS, for United States federal income tax purposes, it is intended that the Merger qualify as a reorganization under the provisions of
Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code"), and the Treasury regulations thereunder (the "Regulations");

                 NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto agree as follows:


                                   ARTICLE I

                                   THE MERGER

                 SECTION 1.01. Formation of Merger Subsidiary. RBMG has formed Merger Sub as a wholly owned subsidiary of RBMG. Merger Sub has been formed solely to facilitate the Merger and shall conduct no business or activity other than in connection with the Merger.

                 SECTION 1.02. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the SCBCA, at the Effective Time, Merger Sub shall be merged with and into RBC. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and RBC shall continue as the surviving corporation of the Merger as a wholly owned subsidiary of RBMG (the "Surviving Corporation").

                 SECTION 1.03. Closing. Unless this Agreement shall have been terminated and the Merger herein contemplated shall have been abandoned pursuant to Section 8.01, subject to the satisfaction or waiver of the conditions set forth in Article VII, the consummation of the Reorganization shall take place as promptly as practicable (and in any event within three business days) after satisfaction or waiver of the conditions set forth in
Article VII, at the closing (the "Closing") to be held at the offices of King & Spalding, 120 West 45th Street, New York, New York 10036-4003, unless another date, time or place is agreed to by RBMG and RBC.

                 SECTION 1.04. Effective Time. At the time of the Closing and subject to the satisfaction or, if permissible, waiver of the conditions set forth in Article VII, the parties shall cause the Merger to be consummated by filing articles of merger (the "Articles of Merger") with the Secretary of State of the State of South Carolina in such form as required by, and executed in accordance with, the relevant provisions of, the SCBCA (the date and time of such filing, or such later date or time as set forth therein, being the "Effective Time").

                 SECTION 1.05. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the SCBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of RBC and Merger Sub shall vest in RBC as the Surviving Corporation, and all debts, liabilities and duties of RBC and Merger Sub shall become the debts, liabilities and duties of RBC as the Surviving Corporation. As of the Effective Time, the Surviving Corporation shall be a direct wholly owned subsidiary of RBMG.

                 SECTION 1.06. Articles of Incorporation; Bylaws; Directors and Officers of Surviving Corporation. Unless otherwise agreed by RBMG and RBC before the Effective Time, at the Effective Time:

                          (a)     The Articles of Incorporation and the Bylaws
of RBC, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation and the Bylaws of the Surviving Corporation until thereafter amended as provided by Law (as hereinafter defined) and such Articles of Incorporation or Bylaws;

                          (b)     The officers of RBC immediately prior to the
Effective Time shall continue to serve in their respective offices of the Surviving Corporation from and after the Effective Time, in each case until their successors are elected or appointed and qualified or until their resignation or removal. If, at the Effective Time, a vacancy shall exist in any office of the Surviving Corporation, such vacancy may thereafter be filled in the manner provided by Law and the Articles of Incorporation and Bylaws of the Surviving Corporation; and

                          (c)     The directors of Merger Sub immediately prior
to the Effective Time shall continue to serve as directors of the Surviving Corporation from and after the Effective Time, in each case until their successors are elected or appointed and qualified or until their resignation or removal. If, at the Effective Time, a vacancy shall exist on the Board of Directors of the Surviving Corporation, such vacancy may thereafter be filled in the manner provided by Law and the Articles of Incorporation and Bylaws of the Surviving Corporation.

                 SECTION 1.07. Amended Certificate of Incorporation of RBMG. Immediately prior to the Effective Time, RBMG shall cause the Certificate of Incorporation of RBMG to be amended pursuant to an amendment substantially in the form attached hereto as Exhibit 1.07. The Certificate of Incorporation of RBMG, as amended, shall provide, among other things, that the authorized capital stock of RBMG shall consist of 50,000,000 shares of RBMG Common Stock and 5,000,000 shares of preferred stock, par value $.01 per share ("RBMG Preferred Stock").


                                   ARTICLE II

               CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

                 SECTION 2.01. Conversion of Securities. The manner and basis of converting the securities of RBC and Merger Sub, respectively, at the Effective Time, by virtue of the Merger, shall be as hereinafter set forth in this Article II.

                 SECTION 2.02. Conversion of Shares. Each share of RBC Voting Common Stock and each share of RBC Non-voting Common Stock issued and outstanding immediately before the Effective Time (excluding those owned by RBMG or any wholly owned subsidiary of RBMG) and all rights in respect thereof, shall, at the Effective Time, without any action on the part of any holder thereof, forthwith cease to exist and be converted into and become exchangeable for 1.08026 shares of RBMG Common Stock (such ratio of the shares of RBC Voting Common Stock or RBC Non-voting Common Stock to shares of RBMG Common Stock being referred to as the "Exchange Ratio"). Commencing immediately after the Effective Time, each certificate which, immediately prior to the Effective Time, represented issued and outstanding shares of RBC Voting Common Stock and RBC Non-voting Common Stock (collectively, the "Shares"), shall evidence ownership of RBMG Common Stock on the basis hereinbefore set forth, but subject to the limitations set forth in this Article II.

                 SECTION 2.03. Cancellation of Treasury Shares. At the Effective Time, each share of RBC Voting Common Stock and each share of RBC Non-voting Common Stock owned by RBC or any wholly owned subsidiary of RBC immediately prior to the Effective Time shall be canceled and retired and no shares of stock or other securities of RBMG or the Surviving Corporation or other any other corporation shall be issuable, and no payment or other consideration shall be made, with respect thereto.

                 SECTION 2.04. Conversion of Common Stock of Merger Sub into Common Stock of the Surviving Corporation. At the Effective Time, each share of common stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time, and all rights in respect thereof, shall, without any action on the part of RBMG, forthwith cease to exist and be converted into one validly issued, fully paid and nonassessable share of voting common stock, par value $.01 per share, of the Surviving Corporation (the "New RBC Common Stock"). Immediately after the Effective Time and upon surrender by RBMG of the certificate representing the shares of the common stock of Merger Sub, the Surviving Corporation shall deliver to RBMG an appropriate certificate or certificates representing the New RBC Common Stock created by conversion of the common stock of Merger Sub owned by RBMG.

                 SECTION 2.05. Exchange of Shares Other than Treasury Shares; Appraisal Rights. (a) Subject to Section 2.05(b) and the other terms and conditions hereof, at or prior to the Effective Time, RBMG shall appoint an exchange agent to effect the exchange of Shares for RBMG Common Stock in accordance with the provisions of this Article II (the "Exchange Agent"). From time to time after the Effective Time, RBMG shall deposit, or cause to be deposited, certificates representing RBMG Common Stock for conversion of Shares in accordance with the provisions of Section 2.02 hereof (such certificates, together with any dividends or distributions with respect thereto, being herein referred to as the "Exchange Fund"). Commencing immediately after the Effective Time and until the appointment of the Exchange Agent shall be terminated, each holder of a certificate or certificates theretofore representing Shares may surrender the same to the Exchange Agent, and, after the appointment of the Exchange Agent shall be terminated, any such holder may surrender any such certificate to RBMG. Such holder shall be entitled upon such surrender to receive in exchange therefor a certificate or certificates representing the number of full shares of RBMG Common Stock into which the Shares theretofore represented by the certificate or certificates so surrendered shall have been converted in accordance with the provisions of
Section 2.02 hereof, together with a cash payment in lieu of fractional shares, if any, in accordance with Section 2.07 hereof, and all such shares of RBMG Common Stock shall be deemed to have been issued at the Effective Time. Until so surrendered and exchanged, each outstanding certificate which, prior to the Effective Time, represented issued and outstanding Shares shall be deemed for all corporate purposes of RBMG, other than the payment of dividends and other distributions, if any, to evidence ownership of the number of full shares of RBMG Common Stock into which the Shares theretofore represented thereby shall have been converted at the Effective Time. Unless and until any such certificate theretofore representing Shares is so surrendered, no dividend or other distribution, if any, payable to the holders of record of RBMG Common Stock as of any date subsequent to the Effective Time shall be paid to the holder of such certificate in respect thereof. Upon the surrender of any such certificate theretofore representing Shares, however, the record holder of the certificate or certificates representing shares of RBMG Common Stock issued in exchange therefor shall receive from the Exchange Agent or from RBMG, as the case may be, payment of the amount of dividends and other distributions, if any, which as of any date subsequent to the Effective Time and until such surrender shall have become payable with respect to such number of shares of RBMG Common Stock ("Presurrender Dividends"). No interest shall be payable with respect to the payment of Presurrender Dividends upon the surrender of certificates theretofore representing Shares. After the appointment of the Exchange Agent shall have been terminated, such holders of RBMG Common Stock which have not received payment of Presurrender Dividends shall look only to RBMG for payment thereof. Notwithstanding the foregoing provisions of this Section 2.05, risk of loss and title to such certificates representing Shares shall pass only upon proper delivery of such certificates to the Exchange Agent, and neither the Exchange Agent nor any party hereto shall be liable to a holder of Shares for any RBMG Common Stock or dividends or distributions thereon delivered to a public official pursuant to any applicable abandoned property, escheat or similar law or to a transferee pursuant to Section 2.06 hereof.

         (b) Each outstanding share of RBC Voting Common Stock or RBC Non-voting Common Stock for which a written notice of intent to demand payment for such shares is filed in accordance with Section 33-13-210 of the SCBCA, at or prior to the RBC Stockholders' Meeting (as hereinafter defined) and not withdrawn at or prior to the RBC Stockholders' Meeting and which is not voted in favor of the Merger shall not be converted into or represent a right to receive RBMG Common Stock hereunder unless and until the holder shall have withdrawn his or her right to appraisal of or payment of his or her RBC Voting Common Stock or RBC Non-voting Common Stock under Section 33-13-210 of the SCBCA, at which time his or her shares shall be converted into RBMG Common Stock as set forth in Section 2.02 in accordance with Section 2.05(a). All such shares of RBC Voting Common Stock or RBC Non-voting Common Stock as to which such demand for appraisal is so filed and not withdrawn at or prior to the time of such vote and which are not voted in favor of the Merger are herein called "Dissenting Stock". RBC shall give RBMG prompt notice of its receipt of any written demands for appraisal rights or withdrawal of such demands. RBC shall not voluntarily make any payment with respect to any demands for appraisal rights and shall not, except with the prior written consent of RBMG, settle or offer to settle any such demands. Each holder of RBC Voting Common Stock or RBC Non-voting Common Stock that becomes entitled, pursuant to the provisions of Section 33-13-210 of the SCBCA, to payment for his or her shares of RBC Voting Common Stock or RBC Non-voting Common Stock under the provisions of said Section, shall receive payment therefor from RBMG and such shares shall be canceled.

                 SECTION 2.06. Stock Transfer Books. At the Effective Time, the stock transfer books of RBC with respect to Shares shall be closed, and there shall be no further registration of transfers of Shares thereafter on the records of such stock transfer books. In the event of a transfer of ownership of Shares that is not registered in the stock transfer records of RBC, at the Effective Time, a certificate or certificates representing the number of full shares of RBMG Common Stock into which such Shares shall have been converted shall be issued to the transferee together with a cash payment in lieu of fractional shares, if any, in accordance with Section 2.07 hereof, and a cash payment in the amount of Presurrender Dividends, if any, in accordance with
Section 2.05 hereof, if the certificate or certificates representing such Shares is or are surrendered as provided in Section 2.05 hereof, accompanied by all documents required to evidence and effect such transfer and by evidence of payment of any applicable stock transfer tax.

                 SECTION 2.07.  No Fractional Share Certificates.  (a)   No
scrip or fractional share certificate for RBMG Common Stock shall be issued upon the surrender for exchange of certificates evidencing Shares, and an outstanding fractional share interest shall not entitle the owner thereof to vote, to receive dividends or to any rights of a stockholder of RBMG or of the Surviving Corporation with respect to such fractional share interest.

                          (b)     RBMG shall pay to the Exchange Agent an
amount in cash sufficient for the Exchange Agent to pay each holder of Shares an amount in cash equal to the product obtained by multiplying (i) the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of RBC Voting Common Stock or RBC Non-voting Common Stock held at the Effective Time by such holder) by (ii) the arithmetic average of the closing prices for a share of RBMG Common Stock on the Nasdaq National Market (the "NMS") for each of the ten trading days immediately prior to the Effective Time.

                          (c)     As soon as practicable after the
determination of the amount of cash, if any, to be paid to holders of Shares with respect to any fractional share interests, the Exchange Agent shall make available such amounts, net of any required withholding, to such holders of RBC Voting Common Stock or RBC Non-voting Common Stock, subject to and in accordance with the terms of Section 2.05 hereof.

                          (d)     Any portion of the Exchange Fund which
remains undistributed for six months after the Effective Time shall be delivered to RBMG, and any holder of Shares who has not theretofore complied with the provisions of this Article II shall thereafter look only to RBMG for satisfaction of their claims for RBMG Common Stock or any cash in lieu of fractional shares of RBMG Common Stock and any Presurrender Dividends.

                 SECTION 2.08. Conversion of Dissenting Stock. If prior to or after the Effective Time any stockholder of RBC shall fail to comply with the requirements of Section 33-13-210 of the SCBCA, or shall effectively withdraw or lose, his or her right to appraisal of and payment for his or her shares of Dissenting Stock, the Dissenting Stock of such holder shall be treated for purposes of this Article II like any other shares of outstanding RBC Voting Common Stock or RBC Non-voting Common Stock.

                 SECTION 2.09. Certain Adjustments. If between the date of this Agreement and the Effective Time, the outstanding shares of RBMG Common Stock or RBC Voting Common Stock and RBC Non-voting Common Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend payable in stock or other securities shall be declared thereon with a record date within such period, the Exchange Ratio established pursuant to the provisions of Section 2.02 hereof shall be adjusted accordingly to provide to the holders of RBMG Common Stock and RBC Voting Common Stock or RBC Non-voting Common Stock the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange or dividend.

                 SECTION 2.10. Transmittal Procedures. As soon as reasonably practicable after the Effective Time, RBMG will instruct the Exchange Agent to mail appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing Shares shall pass, only upon proper delivery of such certificates to the Exchange Agent) to each holder of record of Shares.


                                  ARTICLE III

                     REPRESENTATIONS AND WARRANTIES OF RBC

                 RBC hereby represents and warrants to RBMG that:

                 SECTION 3.01. Organization and Qualification; Subsidiaries. Each of RBC and each Subsidiary of RBC (the "RBC Subsidiaries") has been duly organized and is validly existing and in good standing (to the extent applicable) under the laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of RBC and each RBC Subsidiary is duly qualified or licensed to do business, and is in good standing (to the extent applicable), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have a RBC Material Adverse Effect. For purposes of this Agreement, "RBC Material Adverse Effect" means any change in or effect on the business of RBC and the RBC Subsidiaries that is, or is reasonably likely to be, materially adverse to the business, assets (including intangible assets), liabilities (contingent or otherwise), condition (financial or otherwise) or results of operations of RBC and the RBC Subsidiaries taken as a whole.

                 SECTION 3.02. Articles or Certificate of Incorporation and Bylaws. The copies of RBC's and each RBC Subsidiary's Articles or Certificate of Incorporation and Bylaws that are attached to Section 3.02 of the Disclosure Schedule delivered to RBMG prior to the execution of (and forming part of) this Agreement (the "RBC Disclosure Schedule"), are complete and correct copies thereof. Each such Articles or Certificate of Incorporation and Bylaws are in full force and effect. Neither RBC nor any RBC Subsidiary is in violation of any of the provisions of their respective Articles or Certificate of Incorporation or By-laws except as disclosed in Section 3.02 of the RBC Disclosure Schedule.

                 SECTION 3.03. Capitalization. The authorized capital stock of RBC consists of 25,000,000 shares of RBC Voting Common Stock and 2,500,000 shares of RBC Non-voting Common Stock. As of the date hereof, (i) 7,121,245 shares of RBC Voting Common Stock and 1,577,788 shares of RBC Non-voting Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable, and (ii) no shares of RBC Voting Common Stock or RBC Non-voting Common Stock were held in the treasury of RBC or by the RBC Subsidiaries. Section 3.03 of the RBC Disclosure Schedule also sets forth all options, warrants or other rights, agreements, arrangements or commitments entitling any person to acquire any shares of RBC capital stock from RBC. Except as described in Section 3.03 of the RBC Disclosure Schedule, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which RBC or any RBC Subsidiary is a party or by which RBC or any RBC Subsidiary is bound, obligating RBC or any RBC Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, RBC or any RBC Subsidiary, and no shares of capital stock of RBC are reserved for issuance or sale. Except as set forth in Section 3.03 of the RBC Disclosure Schedule, there are no outstanding contractual obligations of RBC or any RBC Subsidiary to repurchase, redeem or otherwise acquire any shares of RBC Voting Common Stock or RBC Non-voting Common Stock or any capital stock of any RBC Subsidiary. Except as disclosed in Section 3.03 of the RBC Disclosure Schedule, each outstanding share of capital stock of each RBC Subsidiary is duly authorized, validly issued, fully paid and nonassessable and owned of record and beneficially by RBC free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on RBC's or such other RBC Subsidiary's voting rights, charges and other encumbrances of any nature whatsoever. Except as set forth in Section 3.03 of the RBC Disclosure Schedule, there are no outstanding contractual obligations of RBC or any RBC Subsidiary requiring it to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any RBC Subsidiary or any other person.

                 SECTION 3.04. Authority Relative to this Agreement. RBC has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger (other than the approval of this Agreement and the Merger contemplated hereby by the holders of a majority of the outstanding shares of RBC Voting Common Stock and a majority of the outstanding shares of RBC Non-voting Common
Stock at the RBC Stockholders' Meeting (the "RBC Stockholder Vote") and the filing and recordation of the Articles of Merger as required by the SCBCA). The execution and delivery of this Agreement by RBC and the consummation by RBC of the Merger contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of RBC are necessary to authorize this Agreement or to consummate such Merger (other than the RBC Stockholder Vote and the filing and recordation of the Articles of Merger as required by the SCBCA). The board of directors of RBC has approved the execution, delivery and performance of this Agreement and the Merger and other transactions provided for herein in accordance with the requirements of the SCBCA. This Agreement has been duly executed and delivered by RBC and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of RBC, enforceable against RBC in accordance with its terms.

                 SECTION 3.05.  No Conflict; Required Filings and Consents.
(a) The execution and delivery of this Agreement by RBC do not, and the performance by RBC of its obligations hereunder and the consummation of the Merger will not, (i) conflict with or violate any provision of the Articles of Incorporation or Bylaws of RBC or any equivalent organizational documents of any RBC Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 3.05(b) have been obtained and all filings and notifications described in Section 3.05(b) have been made, conflict with or violate any Law applicable to RBC or any RBC Subsidiary or by which any property or asset of RBC or any RBC Subsidiary is bound or affected or (iii) except as set forth in Section 3.05(a) of the RBC Disclosure Schedule, result in any breach of or constitute a default (or an event which with the giving of notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of RBC or any RBC Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would neither, individually or in the aggregate, (A) have a RBC Material Adverse Effect nor (B) prevent or materially delay the performance by RBC of its obligations pursuant to this Agreement or the consummation of the Merger. As used in this Agreement, "Law" means any federal, state or local statute, law, ordinance, regulation, rule, code, order, other requirement or rule of law of the United States or any other jurisdiction.

                          (b)   The execution and delivery of this Agreement
do not, and the performance by RBC of its obligations hereunder or the consummation of the Merger will not, require any consent, approval, authorization or permit of, or filing by RBC or any RBC Subsidiary with, or notification by RBC or any RBC Subsidiary to, any United States federal, state or local or any foreign governmental, regulatory or administrative authority, agent or commission or any court, tribunal or arbitral body (a "Governmental Entity"), except (i) the premerger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act"), the filing and recordation of the Articles of Merger as required by the SCBCA, and as set forth in Section 3.05(b) of the RBC Disclosure Schedule and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not (A) prevent or materially delay the performance by RBC of its obligations pursuant to this Agreement or the consummation of the Merger or (B) individually or in the aggregate, have a RBC Material Adverse Effect.

                 SECTION 3.06. Permits; Compliance with Laws. Each of RBC and the RBC Subsidiaries is in possession of all franchises, grants, authorizations, licenses, establishment registrations, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity, necessary for RBC or any RBC Subsidiary to own, lease and operate its properties or otherwise to carry on its business as it is now being conducted (the "RBC Permits"), except where the failure to possess any RBC Permits would not, individually or in the aggregate, have an RBC Material Adverse Effect, and, as of the date of this Agreement, no suspension or cancellation of any of the RBC Permits is pending or, to the knowledge of RBC, threatened. Neither RBC nor any RBC Subsidiary is in conflict with, or in default or violation of, (i) any Law applicable to RBC or any RBC Subsidiary or by which any property or asset of RBC or any RBC Subsidiary is bound or affected or (ii) any RBC Permits, except in the case of clauses (i) and (ii) for any such conflicts, defaults or violations that would not, individually or in the aggregate, have an RBC Material Adverse Effect.

                 SECTION 3.07.  Financial Statements.

                   (a)    (i)   The audited consolidated financial
statements (including, in each case, any notes thereto) of RBC for each of the years ended December 31, 1994, 1995 and 1996 contained in Section 3.07 of the RBC Disclosure Schedule, were prepared from, and are in accordance with, the books and records of RBC, which books and records are maintained in accordance with United States generally accepted accounting principles ("U.S. GAAP") applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto). The financial statements contained in
Section 3.07 of the RBC Disclosure Schedule each present fairly, in all material respects, the consolidated financial position of RBC and the consolidated RBC Subsidiaries, or their predecessors, as appropriate, as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein. The audited consolidated balance sheet of RBC as of December 31, 1996 which is contained in Section 3.07 of the RBC Disclosure Schedule is hereinafter referred to as the "1996 Balance Sheet."

                   (b) Except as and to the extent set forth or reserved against on the 1996 Balance Sheet, none of RBC or any RBC Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities or obligations incurred in the ordinary course of business since January 1, 1997 that would not, individually or in the aggregate, have a RBC Material Adverse Effect.

                 SECTION 3.08. Absence of Certain Changes or Events. (a) Since January 1, 1997, except as set forth in Section 3.08 of the RBC Disclosure Schedule, RBC and the RBC Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been (i) any RBC Material Adverse Effect , (ii) any event that could reasonably be expected to prevent or materially delay the performance of its obligations pursuant to this Agreement and the consummation of the Merger by RBC, (iii) any material change by RBC in its accounting methods, principles or practices, (iv) any declaration, setting aside or payment of any dividend or distribution in respect of the shares of RBC Voting Common Stock or

RBC Non-voting Common Stock or any redemption, purchase or other acquisition of any of RBC's securities or (v) except in the ordinary course of business consistent with past practice, any material increase in the compensation or benefits or establishment of any material bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any executive officers of RBC or any RBC Subsidiary.

         (b) Except as set forth in Section 3.08 of the RBC Disclosure Schedule, and except as to events, developments or conditions that have not had and are not reasonably likely to have an RBC Material Adverse Effect, since January 1, 1997, there have not been with respect to RBC (i) any extraordinary losses suffered or any damage, destruction, loss or casualty to property or assets of RBC with an aggregate value of more than $200,000, whether or not covered by insurance, (ii) any assets mortgaged, pledged or made subject to any lien, charge or other encumbrance, (iii) any liability or obligation (absolute, accrued or contingent) incurred except in the ordinary course of business, (iv) any claims, liabilities or obligations (absolute, accrued or contingent) paid, discharged or satisfied, other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice of claims, liabilities and obligations reflected or reserved against in the 1996 Balance Sheet or incurred in the ordinary course of business consistent with past practice since January 1, 1997, (v) any guaranteed checks, notes or accounts receivable which have been written off as uncollectible, except write-offs in the ordinary course of business consistent with past practice, (vi) any write-down of the value of any asset or investment on the books or records of RBC, except for depreciation and amortization taken in the ordinary course of business consistent with past practice, (vii) any cancellation of any debts or waiver of any claims or rights of substantial value, or sale, transfer or other disposition of any properties or assets (real, personal or mixed, tangible or intangible) of substantial value, except, in each such case, in transactions in the ordinary course of business consistent with past practice and which in any event do not exceed $200,000 in the aggregate, (viii) any single capital expenditure or commitment in excess of $1,000,000 for additions to property or equipment or aggregate capital expenditures and commitments in excess of $1,000,000 for additions to property or equipment, (ix) any increase of any reserves for contingent liabilities (excluding any adjustment to bad debt reserves in the ordinary course of business consistent with past practice), (x) any transactions entered into other than in the ordinary course of business,
(xi) any agreements to do any of the foregoing or (xii) any other events, developments or conditions of any character that have had or are reasonably likely to have a material adverse effect on the assets, liabilities, results of operations, financial condition or business of RBC.

                 SECTION 3.09. Employee Benefit Plans; Labor Matters. (a) With respect to each employee benefit plan, program, arrangement and contract (including, without limitation, any "employee benefit plan", as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) maintained or contributed to by RBC or any RBC Subsidiary, or with respect to which RBC or any RBC Subsidiary could incur liability under Sections 4069, 4212(c) or 4204 of ERISA (the "RBC Benefit Plans"), RBC has delivered or made available to

RBMG a true and correct copy of (i) such RBC Benefit Plan and the most recent summary plan description related to each RBC Benefit Plan for which a summary plan description is required, (ii) each trust agreement or other funding arrangement relating to such RBC Benefit Plan, (iii) the most recent annual report (Form 5500) filed with the Internal Revenue Service (the "IRS"), (iv) the most recent actuarial report or financial statement relating to a RBC Benefit Plan and (v) the most recent determination letter issued by the IRS with respect to each RBC Benefit Plan qualified under Section 401(a) of the Code.

                          (b)     Each RBC Benefit Plan has been administered
in all material respects in accordance with its terms and all contributions required to be made under the terms of any of the RBC Benefit Plans as of the date of this Agreement have been timely made or have been reflected on the 1996 Balance Sheet. Except as set forth in Section 3.09(b) of the RBC Disclosure Schedule, with respect to the RBC Benefit Plans, no event has occurred and, to the knowledge of RBC, there exists no condition or set of circumstances in connection with which RBC or any RBC Subsidiary is reasonably likely to be subject to any liability under the terms of such RBC Benefit Plans, ERISA, the Code or any other applicable Law which would individually or in the aggregate have a RBC Material Adverse Effect.

                          (c)     Except as set forth in Section 3.09(c) of the
RBC Disclosure Schedule, neither RBC nor any RBC Subsidiary is a party to any collective bargaining or other labor union contract applicable to persons employed by RBC or any RBC Subsidiary and no collective bargaining agreement is being negotiated by RBC or any RBC Subsidiary. As of the date of this Agreement, there is no labor dispute, strike or work stoppage against RBC or any RBC Subsidiary pending or, to the knowledge of RBC, threatened which may interfere with the respective business activities of RBC or any RBC Subsidiary, except where such dispute, strike or work stoppage would not have a RBC Material Adverse Effect. As of the date of this Agreement, to the knowledge of RBC, none of RBC, any RBC Subsidiary, or any of their respective representatives or employees has committed any unfair labor practice in connection with the operation of the respective businesses of RBC or any RBC Subsidiary, and there is no charge or complaint against RBC or any RBC Subsidiary by the National Labor Relations Board or any comparable governmental agency pending or threatened in writing, except where such unfair labor practice, charge or complaint would not have a RBC Material Adverse Effect.

                          (d)     RBC has delivered or made available to RBMG
true and complete copies of (i) all employment agreements with officers of RBC and each RBC Subsidiary providing for annual compensation in excess of $200,000, (ii) all severance plans, agreements, programs and policies of RBC and each RBC Subsidiary with or relating to their respective employees, and
(iii) all plans, programs, agreements and other arrangements of RBC and each RBC Subsidiary with or relating to their respective employees which contain "change of control" provisions.

                          (e)     Except as provided in Section 3.09(e) of the
RBC Disclosure Schedule or as otherwise required by Law, no RBC Benefit Plan provides retiree medical or retiree life insurance benefits to any person.

                 SECTION 3.10. Tax Matters. Neither RBC nor any of its affiliates has taken or agreed to take any action (other than actions contemplated by this Agreement) that would prevent the Merger from constituting a transaction qualifying under Section 368(a) of the Code. RBC is not aware of any agreement, plan or other circumstance that would prevent the Merger from so qualifying under Section 368(a) of the Code.

                 SECTION 3.11. Material Contracts. Section 3.11 of the RBC Disclosure Schedule contains a true and complete list of the following (hereinafter referred to as the "RBC Material Contracts"):

                 (a) All bonds, debentures, notes, mortgages, indentures or guarantees to which RBC or any RBC Subsidiary is a party as obligor or by which any of their respective assets is bound;

                 (b) All loans and credit commitments to RBC or any RBC Subsidiary which are outstanding, together with a brief description of such commitments and the name of each financial institution granting the same;

                 (c) All contracts or agreements which limit or restrict RBC, any RBC Subsidiary or any of their respective affiliates from engaging in any business in any jurisdiction or that limit any third party from engaging in competition with RBC or any RBC Subsidiary;

                 (d) All contracts and commitments (other than those described in subparagraphs (a), (b), or (c) of this Section 3.11) which relate to the business of RBC or any RBC Subsidiary or by which any of their respective assets may be bound involving an annual commitment or annual payment by any party thereto of more than $200,000 individually; and

                 (e) All material contracts, agreements, arrangements or understandings between RBC or any RBC Subsidiary and any stockholder, officer or director of RBC or any RBC Subsidiary, or, to RBC's knowledge, any person with whom any such stockholder, officer or director has any direct or indirect relation by blood, marriage or adoption, or, to RBC's knowledge, any entity in which any such person owns any beneficial interest (other than a publicly held corporation whose stock is traded on a national securities exchange or in the NMS and less than 5% of the stock of which is beneficially owned by all such persons).

         True and complete copies of all RBC Material Contracts, including all amendments thereto, have been made available to RBMG. The RBC Material Contracts are valid and enforceable in accordance with their respective terms with respect to RBC or the RBC Subsidiary which is a party thereto, and, to the knowledge of RBC, are valid and enforceable in accordance with their respective terms with respect to each other party thereto. There is not under any of the RBC Material Contracts any existing breach, default or event of default by RBC or any RBC Subsidiary or event that with notice or lapse of time or both would constitute a breach, default or event of default by RBC or any RBC Subsidiary, nor does RBC know of, and neither of RBC nor any RBC Subsidiary has received notice of, or made a claim with respect to, any breach or default by any other party thereto.

                 SECTION 3.12.  Litigation.  (a)  Except as disclosed in
Section 3.12(a) of the RBC Disclosure Schedule, there are no suits, claims, actions, investigations, inquiries or proceedings of any nature by any person that are pending or, to RBC's knowledge, threatened (i) against or otherwise involving, directly or indirectly, RBC or any of the RBC Subsidiaries, or any of their respective properties (including, without limitation, any such matter with respect to Taxes), or (ii) against or otherwise involving, directly or indirectly, any officer, director, employee, stockholder or agent of RBC or any RBC Subsidiary, including, without limitation, any derivative actions that have been requested, that, with respect to either of (i) or (ii) above, if finally determined adversely, individually or in the aggregate, is reasonably likely to have a RBC Material Adverse Effect.

                          (b)   Except as disclosed in Section 3.12(b) of the
RBC Disclosure Schedule, there is no suit, claim, action, proceeding or investigation pending or, to the knowledge of RBC, threatened against RBC or any RBC Subsidiary before any Governmental Entity that, individually or in the aggregate, is reasonably likely to have a RBC Material Adverse Effect and to the knowledge of RBC, there are no existing facts or circumstances that would be reasonably likely to result in a suit, claim, action, proceeding or investigation that, individually or in the aggregate, is reasonably likely to have a RBC Material Adverse Effect. Except as disclosed in Section 3.12(b) of the RBC Disclosure Schedule, neither RBC nor any RBC Subsidiary is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen, individually or in the aggregate, would have a RBC Material Adverse Effect.

                 SECTION 3.13.  Environmental Matters.  Except as disclosed in
Section 3.13 of the RBC Disclosure Schedule or as would not, individually or in the aggregate, have a RBC Material Adverse Effect:

                                (i)      RBC and the RBC Subsidiaries (i) are
in compliance with all applicable Environmental Laws, (ii) hold all required Environmental Permits and (iii) are in compliance with their respective Environmental Permits. All past noncompliance with Environmental Laws or Environmental Permits has been resolved without any pending, ongoing or future obligation, cost or liability, and there is no requirement proposed for adoption or implementation under any Environmental Law or Environmental Permit that is reasonably expected to have a RBC Material Adverse Effect.

                                (ii)     There is no claim, litigation or
proceeding pending or threatened pursuant to an Environmental Law against RBC, any RBC Subsidiary, or any real property currently or, to the knowledge of RBC and the RBC Subsidiaries, formerly owned, leased or occupied by RBC or any RBC Subsidiary, and there are no circumstances that can reasonably be expected to form the basis of any such claim, including without limitation with respect to any off-site disposal location presently or formerly used by RBC or any RBC Subsidiary.

                                (iii)    None of the real property currently
or, to the knowledge of RBC and the RBC Subsidiaries, formerly owned, leased or occupied by RBC or any RBC Subsidiary is listed or, to the knowledge of RBC and the RBC Subsidiaries, proposed for listing on the "National Priorities List" under CERCLA, as updated through the date hereof, the "Comprehensive Environmental Response, Compensation, and Liability Information System," or any similar list of sites in the United States or any other jurisdiction requiring investigation or cleanup of Hazardous Materials.

                 For purposes of this Agreement:

                 "CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended as of the date hereof.

                 "Environmental Law" means any federal, state or local statute, law, ordinance, regulation, rule, code or order of the United States or any other jurisdiction and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of the environment or natural resources, including, without limitation, those relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials, as in effect as of the date of this Agreement.

                 "Environmental Permit" means any permit, approval, identification number, license or other authorization required under or issued pursuant to any applicable Environmental Law.

                 "Hazardous Material" means (a) any petroleum, petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls or (b) any chemical, material or substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste under any applicable Environmental Law.

                 SECTION 3.14.  Intellectual Property.  Except as set forth in
Section 3.14 of the RBC Disclosure Schedule, or as would not, individually or in the aggregate, have a RBC Material Adverse Effect, RBC and the RBC Subsidiaries own or possess adequate licenses or other valid rights to use all patents, patent rights, trademarks, trademark rights, trade names, trade dress, trade name rights, copyrights, service marks, trade secrets, applications for trademarks and for service marks, know-how and other proprietary rights and information used or held for use in connection with the respective businesses of RBC and the RBC Subsidiaries as currently conducted, and RBC is unaware of any assertion or claim challenging the validity of any of the foregoing.
Except as set forth in Section 3.14 of the RBC Disclosure Schedule, the conduct of the respective businesses of RBC and the RBC Subsidiaries as currently conducted does not conflict in any way with any patent right, license, trademark, trademark right, trade dress, trade name, trade name right, service mark or copyright of any third party that, individually or in the aggregate, would have a RBC Material Adverse Effect. To the knowledge of RBC, there are no infringements of any proprietary rights owned by or licensed by or to RBC or any RBC Subsidiary that, individually or in the aggregate, would have a RBC Material Adverse Effect.

                 SECTION 3.15. Taxes. Except as set forth in Section 3.15 of the RBC Disclosure Schedule and except for matters that have not had and are not reasonably likely to have an RBC Material Adverse Effect, (a) RBC and each of the RBC Subsidiaries have timely filed or shall timely file all returns and reports required to be filed by them with any taxing authority with respect to Taxes for any period ending on or before the Effective Time, taking into account any extension of time to file granted to or obtained on behalf of RBC and the RBC Subsidiaries, (b) all Taxes shown to be payable on such returns or reports that are due prior to the Effective Time have been paid or shall be paid, (c) as of the date hereof, no deficiency for any amount of Tax has been asserted or assessed by a taxing authority against RBC or any of the RBC Subsidiaries and (d) RBC and each of the RBC Subsidiaries have provided adequate reserves in the 1996 Balance Sheet for any Taxes that have not been paid, whether or not shown as being due on any returns. As used in this Agreement, "Taxes" shall mean any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority, including, without limitation, taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; and license, registration and documentation fees.

                 SECTION 3.16. Real Property. Section 3.16(a)(i) of the RBC Disclosure Schedule lists all Leased Real Property of RBC. Each of the Leases is in full force and effect and to the knowledge of RBC conveys to RBC a valid and subsisting leasehold estate. Except for real property owned by RBC as a result of foreclosure proceedings relating to loans reflected on its 1996 Balance Sheet or as described in Section 3.16(ii) of the RBC Disclosure Schedule, RBC owns no real property.

                 SECTION 3.17. Brokers. No broker, finder or investment banker (other than Montgomery Securities ("Montgomery")) is entitled to any brokerage, finder's or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of RBC. RBC has heretofore made available to RBMG complete and correct copies of all agreements between RBC and Montgomery pursuant to which such firm would be entitled to any payment relating to the Merger. Montgomery has delivered to the board of directors of RBC its written opinion to the effect that, as of the date of this Agreement, the Exchange Ratio and the terms of the Merger are fair to RBC and its stockholders, from a financial point of view. Montgomery has authorized the inclusion of its opinion in the Joint Proxy Statement (as defined in Section 6.01), and RBC shall promptly, after the date of this Agreement, deliver a signed copy of such opinion to RBMG.

                 SECTION 3.18. Disclosure. No representation or warranty by RBC in this Agreement and no statement contained in the RBC Disclosure Schedule or any certificate delivered by RBC to RBMG pursuant to this Agreement when taken together as a whole contains any untrue statement of a material fact or omits any material fact necessary to make the statements herein or therein not misleading.

                 SECTION 3.19. Regulatory Approvals. RBC is not aware of any reason why the regulatory approvals required to be obtained by it to consummate the transactions contemplated hereby would not be satisfied within the time frame customary for transactions of the nature contemplated hereby.


                                 ARTICLE IV

                   REPRESENTATIONS AND WARRANTIES OF RBMG

                 RBMG hereby represents and warrants to RBC that:

                 SECTION 4.01. Organization and Qualification; Subsidiaries. Each of RBMG and each Subsidiary of RBMG (the "RBMG Subsidiaries") has been duly organized and is validly existing and in good standing (to the extent applicable) under the laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of RBMG and each RBMG Subsidiary is duly qualified or licensed to do business, and is in good standing (to the extent applicable), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have an RBMG Material Adverse Effect. For purposes of this Agreement, "RBMG Material Adverse Effect" means any change in or effect on the business of RBMG and the RBMG Subsidiaries that is, or is reasonably likely to be, materially adverse to the business, assets (including intangible assets), liabilities (contingent or otherwise), condition (financial or otherwise) or results of operations of RBMG and the RBMG Subsidiaries taken as a whole.

                 SECTION 4.02. Certificate of Incorporation and Bylaws. The copies of RBMG's Certificate of Incorporation and Bylaws that are incorporated by reference as Exhibits to RBMG's Form 10-K for the period ending December 31, 1996 are complete and correct copies thereof. Such Certificate of Incorporation and Bylaws are in full force and effect. RBMG is not in violation of any of the provisions of its Certificate of Incorporation or By-laws.

                 SECTION 4.03. Capitalization. The authorized capital stock of RBMG consists of (i) 25,000,000 shares of RBMG Common Stock and (ii) 5,000,000 shares of RBMG Preferred Stock. As of the date hereof, 20,255,080 shares of RBMG Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable, (ii) no shares of RBMG Common Stock were held in the treasury of RBMG or by the RBMG Subsidiaries, (iii) 3,614,536 shares of RBMG Common Stock were reserved for future issuance pursuant to agreements or arrangements described in Section
4.03 of the RBMG Disclosure Schedule delivered by RBMG to RBC prior to the execution of (and forming a part of) this Agreement (the "RBMG Disclosure Schedule"). Except for (a) options granted pursuant to agreements or arrangements described in Section 4.03 of the RBMG Disclosure Schedule, (b) the merger agreements described in Section 4.03 of the RBMG Disclosure Schedule and
(c) the rights agreement described in Section 4.03 of the RBMG Disclosure Schedule, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which RBMG is a party or by which RBMG is bound, obligating RBMG or any RBMG Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, RBMG or any RBMG Subsidiary. Between January 1, 1997 and the date of this Agreement, an aggregate of 323,500 options have been awarded under the Omnibus Stock Award Plan and 23,528 shares of restricted stock have been issued under the Employment Agreement with David W. Johnson, Jr. As of the date hereof, no shares of RBMG Preferred Stock are issued and outstanding. All shares of RBMG Common Stock subject to issuance as aforesaid, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued,
fully paid and nonassessable.   Except as set forth in Section 4.03 of the RBMG
Disclosure Schedule, there are no material outstanding contractual obligations of RBMG or any RBMG Subsidiary to repurchase, redeem or otherwise acquire any shares of RBMG Common Stock or any capital stock of any RBMG Subsidiary.
Except as disclosed in Section 4.03 of the RBMG Disclosure Schedule, each outstanding share of capital stock of each RBMG Subsidiary is duly authorized, validly issued, fully paid and nonassessable and each such share owned by RBMG or another RBMG Subsidiary is free and clear of all security interests, liens, claims, pledges, options, rights of refusal, agreements, limitations on RBMG's or such other RBMG Subsidiary's voting rights, charges and other encumbrances of any nature whatsoever, except where the failure to own such shares free and clear would not, individually or in the aggregate, have an RBMG Material Adverse Effect. Except as set forth in Section 4.03 of the RBMG Disclosure Schedule, there are no material outstanding contractual obligations of RBMG or any RBMG Subsidiary to provide funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any RBMG Subsidiary or any other person.

                 SECTION 4.04. Authority Relative to this Agreement. RBMG has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and thereunder and to consummate the Merger (other than the approval of this Agreement and the Merger contemplated hereby and the Amended Certificate of Incorporation by the holders of a majority of the outstanding shares of RBMG Common Stock at the RBMG Stockholders' Meeting (the "RBMG Stockholder Vote") and the filing and recordation of the Articles of Merger as required by the SCBCA).

The board of directors of RBMG has approved the execution, delivery and performance of this Agreement and the Merger and the other transactions provided for herein in accordance with the Delaware General Corporation Law ("DGCL"). This Agreement has been duly executed and delivered by RBMG and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of RBMG, enforceable against RBMG in accordance with its terms.

                 SECTION 4.05.  No Conflict; Required Filings and Consents.
(a) The execution and delivery of this Agreement by RBMG does not, and the performance by RBMG of its obligations hereunder and the consummation of the Merger will not, (i) conflict with or violate any provision of the Certificate of Incorporation or Bylaws of RBMG or any equivalent organizational documents of any RBMG Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.05(b) have been obtained and all filings and notifications described in Section 4.05(b) have been made, conflict with or violate any Law applicable to RBMG or any RBMG Subsidiary or by which any property or asset of RBMG or any RBMG Subsidiary is bound or affected or (iii) except as set forth in Section 4.05(a) of the RBMG Disclosure Schedule, result in any breach of or constitute a default (or an event which with the giving of notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of RBMG or any RBMG Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, except, with respect to clauses
(ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would neither, individually or in the aggregate, (A) have an RBMG Material Adverse Effect nor (B) prevent or materially delay the performance by RBMG of its obligations pursuant to this Agreement or the consummation of the Merger.

                          (b)     The execution and delivery of this Agreement
does not, and the performance by RBMG of its obligations hereunder and thereunder and the consummation of the Merger will not, require any consent, approval, authorization or permit of, or filing by RBMG with or notification by RBMG to, any Governmental Entity, except (i) for applicable requirements of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act"), the Securities Act, state securities or "blue sky" laws ("Blue Sky Laws"), the rules and regulations of the NMS, state takeover laws, the premerger notification requirements of the HSR Act, the filing of the Articles of Merger as required by the SCBCA and as set forth in Section 4.05(b) of the RBMG Disclosure Schedule, and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not
(A) prevent or materially delay the performance by RBMG of its obligations pursuant to this Agreement or the consummation of the Merger or (B) individually or in the aggregate, have an RBMG Material Adverse Effect.

                 SECTION 4.06. Permits; Compliance with Laws. Each of RBMG and the RBMG Subsidiaries is in possession of all franchises, grants, authorizations, licenses, establishment registrations, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity, necessary for RBMG or any RBMG Subsidiary to own, lease and operate its properties and to purchase, originate and sell conforming and non-conforming mortgage loans secured by residential properties or otherwise to carry on its business as it is now being conducted (the "RBMG Permits"), except where the failure to possess any RBMG Permits would not, individually or in the aggregate, have an RBMG Material Adverse Effect, and, as of the date of this Agreement, no suspension or cancellation of any of the RBMG Permits is pending or, to the knowledge of RBMG, threatened. Neither RBMG nor any RBMG Subsidiary is in conflict with, or in default or violation of, (i) any Law applicable to RBMG or any RBMG Subsidiary or by which any property or asset of RBMG or any RBMG Subsidiary is bound or affected or (ii) any RBMG Permits, except in the case of clauses (i) and (ii) for any such conflicts, defaults or violations that would not, individually or in the aggregate, have an RBMG Material Adverse Effect.

                 SECTION 4.07. SEC Filings; Financial Statements. (a) RBMG has timely filed all forms, reports and documents required to be filed by it with the Securities and Exchange Commission ("SEC") since January 1, 1994 through the date of this Agreement (collectively and as amended, the "RBMG Reports"). Each RBMG Report (i) was prepared in all material respects in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not at the time it was filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No RBMG Subsidiary is subject to the periodic reporting requirements of the Exchange Act or required to file any form, report or other document with the SEC, the NMS or any other stock exchange.

                          (b)     Each of the consolidated financial statements
(including, in each case, any notes thereto) contained in the RBMG Reports and contained in Section 4.07 of the RBMG Disclosure Schedule were prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each presented fairly, in all material respects, the consolidated financial position of RBMG and the consolidated RBMG Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which were not and are not expected, individually or in the aggregate, to have an RBMG Material Adverse Effect).

                          (c)     Except as and to the extent set forth or
reserved against on the consolidated balance sheet of RBMG and its Subsidiaries as reported in the RBMG Reports, including the notes thereto, and in Section
4.07 of the RBMG Disclosure Schedule, none of RBMG or any RBMG Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with U.S. GAAP, except for liabilities or obligations incurred in the ordinary course of business since January 1, 1997 that would not, individually or in the aggregate, have an RBMG Material Adverse Effect.

                 SECTION 4.08. Absence of Certain Changes or Events. (a) Since January 1, 1997, except as contemplated by or as disclosed in this Agreement, or as set forth in Section 4.08 of the RBMG Disclosure Schedule or as disclosed in any RBMG Report filed since January 1, 1997, RBMG and the RBMG Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been
(i) any RBMG Material Adverse Effect, (ii) any event that could reasonably be expected to prevent or materially delay the performance of its obligations pursuant to this Agreement and the consummation of the Merger by RBMG, (iii) any material change by RBMG in its accounting methods, principles or practices,
(iv) any declaration, setting aside or payment of any dividend or distribution in respect of the shares of RBMG Common Stock, except for dividends in amounts consistent with past practice, or any redemption, purchase or other acquisition of any of RBMG's securities or (v) except in the ordinary course of business consistent with past practice, any material increase in the compensation or benefits or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any executive officers of RBMG or any RBMG Subsidiary.

         (b) Except as set forth in Section 4.08 of the RBMG Disclosure Schedule, and except as to events, developments or conditions that have not had and are not reasonably likely to have an RBMG Material Adverse Effect, since January 1, 1997, there have not been with respect to RBMG (i) any extraordinary losses suffered or any damage, destruction, loss or casualty to property or assets of RBMG with an aggregate value of more than $200,000, whether or not covered by insurance, (ii) any assets mortgaged, pledged or made subject to any lien, charge or other encumbrance, (iii) any liability or obligation (absolute, accrued or contingent) incurred except in the ordinary course of business, (iv) any claims, liabilities or obligations (absolute, accrued or contingent) paid, discharged or satisfied, other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice of claims, liabilities and obligations reflected or reserved against in the financial statements in the RBMG Reports or incurred in the ordinary course of business consistent with past practice since January 1, 1997, (v) any guaranteed checks, notes or accounts receivable which have been written off as uncollectible, except write-offs in the ordinary course of business consistent with past practice, (vi) any write-down of the value of any asset or investment on the books or records of RBMG, except for depreciation and amortization taken in the ordinary course of business consistent with past practice, (vii) any cancellation of any debts or waiver of any claims or rights of substantial value, or sale, transfer or other disposition of any properties or assets (real, personal or mixed, tangible or intangible) of substantial value, except, in each such case, in transactions in the ordinary course of business consistent with past practice and which in any event do not exceed $50,000 in the aggregate, (viii) any single capital expenditure or commitment in excess of $1,000,000 for additions to property or equipment or aggregate capital expenditures and commitments in excess of $1,000,000 for additions to property or equipment, (ix) any increase of any reserves for contingent liabilities (excluding any adjustment to bad debt reserves in the ordinary course of business consistent with past practice), (x) any transactions entered into other than in the ordinary course of business, (xi) any agreements to do any of the foregoing or (xii) any other events, developments or conditions of any character that have had or are reasonably likely to have a material adverse effect on the assets, liabilities, results of operations, financial conditions or business of RBMG.

                 SECTION 4.09. Tax Matters. Neither RBMG nor, to the knowledge of RBMG, any of its Subsidiaries has taken or agreed to take any action (other than actions contemplated by this Agreement) that would prevent the Merger from constituting a transaction qualifying under Section 368(a) of the Code. RBMG is not aware of any agreement, plan or other circumstance that would prevent the Merger from so qualifying under Section 368(a) of the Code.

                 SECTION 4.10. Opinion of Financial Advisor. Prudential Securities Incorporated ("Prudential") has delivered to the board of directors of RBMG its written opinion to the effect that, as of the date of this Agreement, the terms of the Merger are fair from a financial point of view to RBMG and its stockholders. Prudential has authorized the inclusion of its opinion in the Proxy Statement and RBMG shall promptly, after the date of this Agreement, deliver a signed copy of such opinion to RBC.

                 SECTION 4.11. Brokers. No broker, finder or investment banker (other than Prudential) is entitled to any brokerage, finder's or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of RBMG. RBMG has heretofore made available to RBC complete and correct copies of all agreements between RBMG and Prudential pursuant to which such firm would be entitled to any payment relating to the Merger.

                 SECTION 4.12. Disclosure. No representation or warranty by RBMG in this Agreement and no statement contained in the RBMG Disclosure Schedule or any certificate delivered by RBMG to RBC pursuant to this Agreement when taken together as a whole contains any untrue statement of a material fact or omits any material fact necessary to make the statements herein or therein not misleading.


                 SECTION 4.13. Regulatory Approvals. RBMG is not aware of any reason why the regulatory approvals required to be obtained by it to consummate the transactions contemplated hereby would not be satisfied within the time frame customary for transactions of the nature contemplated hereby.


                                   ARTICLE V

                                   COVENANTS

                 SECTION 5.01. Conduct of Business by RBC Pending the Closing. RBC agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.01 of the RBC Disclosure Schedule or as expressly contemplated by any other provision of this Agreement, unless RBMG shall otherwise agree in writing, which agreement shall not be unreasonably withheld or delayed, (x) the respective businesses of RBC and the RBC Subsidiaries shall be conducted in all material respects only in, and RBC and the RBC Subsidiaries shall not take any material action except in, the ordinary course of business consistent with past practice and (y) RBC shall use its reasonable efforts to keep available the services of such of the current officers, significant employees and consultants of RBC and the RBC Subsidiaries and to preserve the current relationships of RBC and the RBC Subsidiaries with such of the customers, suppliers and other persons with which RBC and the RBC Subsidiaries have significant business relations in order to preserve substantially intact its business organization. By way of amplification and not limitation, except as set forth in Section 5.01 of the RBC Disclosure Schedule or as expressly contemplated by any other provision of this Agreement, neither RBC nor any RBC Subsidiary shall, between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of RBMG, which consent shall not be unreasonably withheld or delayed:

                          (a)     amend or otherwise change its Articles of
Incorporation or Bylaws or equivalent organizational documents;

                          (b)     issue, sell, pledge, dispose of, grant,
transfer, lease, license, guarantee or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license or encumbrance of,
(i) any shares of capital stock of RBC or any RBC Subsidiary of any class, or securities convertible into or exchangeable or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of RBC or any RBC Subsidiary; or (ii) any property or assets of RBC or any RBC Subsidiary, except in the ordinary course of business and except any property or assets of RBC or any RBC Subsidiary in an aggregate amount not in excess of $1,000,000;

                          (c)     (i) acquire (including, without limitation,
by merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or person or any division thereof or any assets, other than acquisitions of assets (excluding the acquisition of a business or substantially all of the stock or assets thereof) in the ordinary course of business consistent with past practice, and any acquisitions for consideration, calculated as of the date of execution of the definitive agreement for any such acquisition, that is not, in the aggregate for all such acquisitions, in excess of $1,000,000; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person for borrowed money, except for (A) indebtedness or obligations for borrowed money incurred in the ordinary course of business and consistent with past practice or incurred to refinance outstanding indebtedness for borrowed money existing on the date of this Agreement, (B) other indebtedness for borrowed money with a maturity of not more than one year in a principal amount not, in the aggregate, in excess of $5,000,000 or (C) indebtedness for borrowed money incurred to finance acquisitions permitted by clause (i) of this paragraph (c); (iii) terminate, cancel or request any material change in, or agree to any material change in, any RBC Material Contract or enter into any contract or agreement material to the business, results of operations or financial condition of RBC and the RBC Subsidiaries taken as a whole, in either case other than in the ordinary course of business, consistent with past practice; (iv) make or authorize any capital expenditure, other than capital expenditures in the ordinary course of business consistent with past practice that are not, in the aggregate, in excess of $5,000,000 for RBC and the RBC Subsidiaries taken as a whole; or (v) enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under this Section 5.01(c);

                          (d)     declare, set aside, make or pay any dividend
or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except that any wholly owned RBC Subsidiary may pay dividends or make other distributions to RBC or any other wholly owned RBC Subsidiary;

                          (e)     reclassify, combine, split, subdivide or
redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;

                          (f)     increase the compensation payable or to
become payable to its officers or employees, except for increases in accordance with past practices in salaries or wages of employees or officers of RBC or any RBC Subsidiary, or grant any rights to severance or termination pay to, or enter into any employment or severance agreement which provides benefits upon a change in control of RBC or any RBC Subsidiary that would be triggered by the Reorganization with, any director, officer or other employee of RBC or any RBC Subsidiary, who is not currently entitled to such benefits from the Reorganization, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee of RBC or any RBC Subsidiary;

                          (g)     take any action with respect to accounting
policies or procedures, other than actions in the ordinary course of business and consistent with past practices or as required by U.S. GAAP;

                          (h)     make any tax election or settle or compromise
any material federal, state or local United States income tax liability, or any income tax liability of any other jurisdiction, other than those made in the ordinary course of business consistent with past practice and those for which specific reserves have been recorded on the 1996 Balance Sheet and only to the extent of such reserves; or

                          (i)     authorize or enter into any formal or
informal agreement or otherwise make any commitment to do any of the foregoing.

                 SECTION 5.02 Conduct of Business by RBMG Pending the Closing. RBMG agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section

5.02 of the RBMG Disclosure Schedule or as expressly contemplated by any other provision of this Agreement, unless RBC shall otherwise agree in writing, which agreement shall not be unreasonably withheld or delayed, (x) the respective businesses of RBMG and the RBMG Subsidiaries shall be conducted only in, and RBMG and the RBMG Subsidiaries shall not take any action except in, the ordinary course of business consistent with past practice and (y) RBMG shall use its reasonable efforts to keep available the services of such of the current officers, significant employees and consultants of RBMG and the RBMG Subsidiaries and to preserve the current relationships of RBMG and the RBMG Subsidiaries with such of the customers, suppliers and other persons with which RBMG or any RBMG Subsidiary has significant business relations in order to preserve substantially intact its business organization. By way of amplification and not limitation, except as set forth in Section 5.02 of the RBMG Disclosure Schedule or as expressly contemplated by any other provision of this Agreement, neither RBMG nor any RBMG Subsidiary shall, between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of RBC, which consent shall not be unreasonably withheld or delayed:

                          (a)     amend or otherwise change its Certificate of
Incorporation or Bylaws or equivalent organizational documents;

                          (b)     issue, sell, pledge, dispose of, grant,
transfer, lease, license, guarantee or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license or encumbrance of,
(i) any shares of capital stock of RBMG or any RBMG Subsidiary of any class, or securities convertible into or exchangeable or exercisable for any shares of such capital stock, or any other options, warrants or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of RBMG or any RBMG Subsidiary (except for the issuance of (A) a maximum of 1,723,087 shares of RBMG Common Stock issuable pursuant to the options outstanding on the date of this Agreement, (B) the issuance of shares of RBMG Common Stock pursuant to the merger agreements described in Section 4.03 of the RBMG Disclosure Schedule,
(C) the issuance of preferred stock purchase rights pursuant to the rights agreement described in Section 4.03 of the RBMG Disclosure Schedule, (D) the issuance of options to acquire RBMG Common Stock and the issuance of shares pursuant thereto and (E) the issuance of RBMG Common Stock pursuant to the Stock Investment Plan and the Dividend Reinvestment and Stock Purchase Plan) or
(ii) any property or assets of RBMG or any RBMG Subsidiary, except in the ordinary course of business and except any property or assets of RBMG or any RBMG Subsidiary in an aggregate amount not in excess of $1,000,000;

                          (c)     (i) acquire (including, without limitation,
by merger, consolidation or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or person or any division thereof or any assets, other than acquisitions of assets (excluding the acquisition of a business or substantially all of the stock or assets thereof) in the ordinary course of business consistent with past practice, and any acquisitions for consideration, calculated as of the date of execution of the definitive agreement for any such acquisition, that is not, in the aggregate for all such acquisitions, in excess of $1,000,000; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person for borrowed money, except for (A) indebtedness or obligations for borrowed money incurred in the ordinary course of business and consistent with past practice or incurred to refinance outstanding indebtedness for borrowed money existing on the date of this Agreement, (B) other indebtedness for borrowed money with a maturity of not more than one year in a principal amount not, in the aggregate, in excess of $5,000,000 or (C) indebtedness for borrowed money incurred to finance acquisitions permitted by clause (i) of this paragraph (c); (iii) terminate, cancel or request any material change in, or agree to any material change in, any contract or agreement material to the business, results of operations or financial condition of RBMG and the RBMG Subsidiaries taken as a whole (a "RBMG Material Contract") or enter into any contract or agreement which would be a RBMG Material Contract, in either case, other than in the ordinary course of business, consistent with past practice;
(iv) make or authorize any capital expenditure, other than capital expenditures in the ordinary course of business consistent with past practice that are not, in the aggregate, in excess of $5,000,000 for RBMG and the RBMG Subsidiaries taken as a whole; or (v) enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under this Section 5.01(c);

                          (d)     declare, set aside, make or pay any dividend
or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except (i) for any dividends not in excess of $.03 per share of RBMG Common Stock for any calendar quarter and (ii) that any RBMG Subsidiary may pay dividends or make other distributions to RBMG or any other RBMG Subsidiary;

                          (e)     reclassify, combine, split, subdivide or
redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock; or

                          (f)     increase the compensation payable or to
become payable to its officers or employees, except for increases in accordance with past practices in salaries or wages of employees or officers of RBMG or any RBMG Subsidiary, or grant any rights to severance or termination pay to, or enter into any employment or severance agreement which provides benefits upon a change in control of RBMG or any RBMG Subsidiary that would be triggered by the Reorganization with, any director, officer or other employee of RBMG or any RBMG Subsidiary, who is not currently entitled to such benefits from the Reorganization, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee of RBMG or any RBMG Subsidiary;

                          (g)     take any action with respect to accounting
policies or procedures, other than actions in the ordinary course of business and consistent with past practices or as required by U.S. GAAP;

                          (h)     make any tax election or settle or compromise
any material federal, state or local United States income tax liability, or any income tax liability of any other jurisdiction, other than those made in the ordinary course of business consistent with past practice and those for which specific reserves have been recorded in the financial statements in the RBMG Reports and only to the extent of such reserves; or

                          (i)     authorize or enter into any formal or
informal agreement or otherwise make any commitment to do any of the foregoing.

                 SECTION 5.03. Notices of Certain Events. Each of RBC and RBMG shall give prompt notice to the other of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Merger; (ii) any notice or other communication from any Governmental Entity in connection with the Merger; (iii) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting RBC, RBMG, the RBC Subsidiaries or the RBMG Subsidiaries that relate to the consummation of the Merger; (iv) the occurrence of a default or event that, with the giving of notice or lapse of time or both, will become a default under any RBC Material Contract or any RBMG Material Contract; and (v) any change that is reasonably likely to result in a RBC Material Adverse Effect or an RBMG Material Adverse Effect or is reasonably likely to delay or impede the ability of any of RBC or RBMG to perform its respective obligations pursuant to this Agreement and to effect the consummation of the Merger.

                 SECTION 5.04. Access to Information; Confidentiality. (a) Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which RBC or RBMG or any of the RBC Subsidiaries or RBMG Subsidiaries is a party or pursuant to applicable Law or the regulations or requirements of any stock exchange or other regulatory organization with whose rules a party hereto is required to comply, from the date of this Agreement to the Effective Time, RBC and RBMG shall (and shall cause the RBC Subsidiaries and the RBMG Subsidiaries, respectively, to): (i) provide to the other (and its officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives (collectively, "Representatives")) access at reasonable times upon prior notice to its and its Subsidiaries' officers, employees, agents, properties, offices and other facilities and to the books and records thereof and (ii) furnish promptly such information concerning its and its Subsidiaries' business, properties, contracts, assets, liabilities and personnel as the other party or its Representatives may reasonably request. No investigation conducted pursuant to this Section 5.04 shall affect or be deemed to modify any representation or warranty made in this Agreement.

                          (b)     The parties hereto shall comply with, and
shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement dated February, 1997, (the "Confidentiality Agreement") by and among RBC, RBMG and WSI with respect to the information disclosed pursuant to this Section 5.04.

                 SECTION 5.05. No Solicitation of Transactions. (a) RBC shall not, directly or indirectly, and shall instruct its officers, directors, employees, subsidiaries, agents or advisors or other representatives (including, without limitation, any investment banker, attorney or accountant retained by it) not to, directly or indirectly, solicit, initiate or knowingly encourage (including by way of furnishing non-public information), or take any other action knowingly to facilitate, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) that constitutes, or may reasonably be expected to lead to, any Competing Transaction, or enter into or maintain or continue discussions or negotiate with any person in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any of the officers, directors or employees of such party or any of its subsidiaries, or any investment banker, financial advisor, attorney, accountant or other representative retained by such party or any of such party's subsidiaries, to take any such action. RBC shall promptly notify RBMG if any proposal or offer, or any inquiry or contact with any person with respect thereto, regarding a Competing Transaction is made.

                          (b)  A "Competing Transaction" means any of the
following involving RBC (other than the Merger contemplated by this Agreement):
(i) a merger, consolidation, share exchange, business combination or other similar transaction, (ii) any sale, lease, exchange, transfer or other disposition of 50 percent or more of the assets of such party and its subsidiaries taken as a whole, or (iii) a tender offer or exchange offer for 50 percent or more of the outstanding voting securities of such party.

                 SECTION 5.06. Letters of Accountants. Each of RBC and RBMG shall use all reasonable efforts to cause to be delivered to the other a "comfort" letter of Price Waterhouse, each such letter dated and delivered as of the date the Registration Statement shall have become effective and as of the Effective Time, and addressed to RBC and RBMG, respectively, in form reasonably satisfactory to the recipient thereof and reasonably customary in scope and substance for letters delivered by independent public accountants in connection with a merger such as is contemplated by this Agreement.

                 SECTION 5.07. Plan of Reorganization. This Agreement is intended to constitute a "plan of reorganization" within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement, each party hereto shall use all reasonable efforts to cause the Merger to qualify, and shall not, without the prior written consent of the other parties hereto, knowingly take any actions or cause any actions to be taken which could prevent the Merger from qualifying as a reorganization under the provisions of Section 368(a) of the Code. RBC agrees to use its reasonable best efforts to acquire from each holder of five percent of its Common Stock the stockholder tax certificate substantially in the form contained in Exhibit 5.07. Such certificate shall form the basis of any opinion of counsel regarding the tax treatment of the Merger. In the event that counsel is unable to issue its opinion to the effect that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the Code as described in Sections 7.02(c) hereof, then the parties hereto agree to negotiate in good faith to restructure the Merger in order that such opinion can be issued. Following the Effective Time, and consistent with any such consent, none of the Surviving Corporation, RBC, RBMG, nor any of their affiliates shall knowingly take any action or knowingly cause any action to be taken which would cause the Merger to fail to qualify as a reorganization under
Section 368(a) of the Code.

                 SECTION 5.08. Subsequent Financial Statements. Prior to the Effective Time RBMG shall promptly deliver to RBC copies of each RBMG Report filed by RBMG with the SEC. Prior to the Effective Time, RBC shall promptly deliver to RBMG copies of all monthly financial reports prepared by RBC and copies of all other financial and other information regarding RBC and its Subsidiaries reasonably requested by RBMG.

                 SECTION 5.09. Control of Operations. Nothing contained in this Agreement shall give RBC, directly or indirectly, the right to control or direct the operations of RBMG or the RBMG Subsidiaries prior to the Effective Time. Nothing contained in this Agreement shall give RBMG, directly or indirectly, the right to control or direct the operations of RBC or the RBC Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of RBC and RBMG shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

                 SECTION 5.10. Further Action; Consents; Filings. Upon the terms and subject to the conditions hereof, each of the parties hereto shall use all reasonable efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Merger,
(ii) obtain from Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by RBC, RBMG, or the Surviving Corporation or any of their subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger and (iii) make all necessary filings, and thereafter make any other required or appropriate submissions, with respect to this Agreement and the Merger required under (A) the rules and regulations of the NMS, (B) the Securities Act, the Exchange Act and any other applicable federal or state securities Laws, (C) the HSR Act and (D) any other applicable Law. The parties hereto shall cooperate and consult with each other in connection with the making of all such filings, including by providing copies of all such documents to the non-filing parties and their advisors prior to filing. No party shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Merger at the behest of any Governmental Entity without the consent and agreement of the other parties hereto, which consent shall not be unreasonably withheld or delayed.


                                   ARTICLE VI

                             ADDITIONAL AGREEMENTS

                 SECTION 6.01.  Registration Statement; Joint Proxy Statement.
(a) As promptly as practicable after the execution of this Agreement, RBMG and RBC shall jointly prepare and RBMG shall file with the SEC a document or documents that will constitute (i) the prospectus forming part of the registration statement on Form S-4 of RBMG (together with all amendments thereto, the "Registration Statement"), in connection with the registration under the Securities Act of the RBMG Common Stock to be issued to RBC's stockholders pursuant to the Merger and (ii) the Joint Proxy Statement with respect to the Merger relating to the special meeting of each of RBMG's stockholders (the "RBMG Stockholders' Meeting") and RBC's stockholders (the "RBC Stockholders' Meeting" and together with the RBMG Stockholders' Meeting, the "Stockholders' Meetings"), to be held to consider approval of this Agreement and the Merger contemplated hereby (such document, together with any amendments thereto, the "Joint Proxy Statement"). Copies of the Joint Proxy Statement shall be provided to the NMS in accordance with the rules of such market. Each of the parties hereto shall use all reasonable efforts to cause the Registration Statement to become effective as promptly as practicable, and, prior to the effective date of the Registration Statement, the parties hereto shall take all action required under any applicable Laws in connection with the issuance of shares of RBMG Common Stock pursuant to the Merger. RBC and RBMG, as the case may be, shall furnish all information concerning RBC and RBMG as the other party may reasonably request in connection with such actions and the preparation of the Registration Statement and Joint Proxy Statement. As promptly as practicable after the effective date of the Registration Statement, the Joint Proxy Statement shall be mailed to the stockholders of RBMG and RBC. Each of the parties hereto shall cause the Joint Proxy Statement to comply as to form and substance in all material respects with the applicable requirements of (i) the Exchange Act and
(ii) the Securities Act .

                          (b)     (i)      The Joint Proxy Statement shall
include the approval of the Merger and recommendation of the Special Committee and of the Board of Directors of RBMG to RBMG's stockholders that they vote in favor of approval of this Agreement and the Merger contemplated hereby. In addition, the Joint Proxy Statement shall include the opinion of Prudential referred to in Section 4.10.

                                  (ii)     The Joint Proxy Statement shall
include the approval of the Merger and recommendation of the Board of Directors of RBC to RBC's stockholders that they vote in favor of approval of this Agreement and the Merger contemplated hereby. In addition, the Joint Proxy Statement shall include the opinion of Montgomery referred to in Section 3.17.

                          (c)     No amendments or supplement to the Joint
Proxy Statement or the Registration Statement shall be made without the approval of RBMG and RBC, which approval shall not be unreasonably withheld or delayed. Each of the parties hereto shall advise the other parties hereto, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the RBMG Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC or the NMS for amendment of the Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

                          (d)     The information supplied by RBC for inclusion
in the Registration Statement and the Joint Proxy Statement shall not, at (i) the time the Registration Statement is filed with the SEC, (ii) if different, the time the Registration Statement is declared effective, (iii) the time the Joint Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of RBMG and RBC, (iv) the time of the RBMG Stockholders' Meeting, (v) the time of the RBC Stockholders' Meeting, and (vi) the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, any event or circumstances relating to RBC or any RBC Subsidiary, or their respective officers or directors, should be discovered by RBC that as a result of which it is necessary to amend or supplement the Registration Statement or Joint Proxy

Statement in order that the Registration Statement or Joint Proxy Statement will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in light of the circumstances under which they were made, RBC shall promptly inform RBMG.

                          (e)     The information supplied by RBMG for
inclusion in the Registration Statement and Joint Proxy Statement shall not, at
(i) the time the Registration Statement is filed with the SEC, (ii) if different, the time the Registration Statement is declared effective, (iii) the time the Joint Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of RBMG and RBC, (iv) the time of the RBMG Stockholders' Meeting, (v) the time of the RBC Stockholders' Meeting, and (vi) the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or circumstances relating to RBMG or any RBMG Subsidiary, or their respective officers or directors, should be discovered by RBMG that as a result of which it is necessary to amend or supplement the Registration Statement or Joint Proxy Statement in order that the Registration Statement or Joint Proxy Statement will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in light of the circumstances under which they were made, RBMG shall promptly inform RBC. All documents that RBMG is responsible for filing with the SEC in connection with the Merger will comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

                 SECTION 6.02. Stockholders' Meeting. RBMG shall call and hold the RBMG Stockholders' Meeting as promptly as practicable for the purpose of voting upon the approval of this Agreement and the Merger contemplated hereby and the Amended Certificate of Incorporation. RBC shall call and hold the RBC Stockholders' Meeting as promptly as practicable for the purpose of voting upon the approval of this Agreement and the Merger contemplated hereby, and each of RBMG and RBC shall use its reasonable efforts to hold the Stockholders' Meetings on the same day and as soon as practicable after the date on which the Registration Statement becomes effective. RBMG shall use its reasonable efforts to solicit from its stockholders proxies in favor of the approval of this Agreement and the Merger contemplated hereby and the Amended Certificate of Incorporation pursuant to the Joint Proxy Statement, and shall take all other action necessary or advisable to secure the vote or consent of stockholders required by the DGCL or applicable NMS requirements to obtain such approval. RBC shall use its reasonable efforts to solicit from its stockholders proxies in favor of the approval of this Agreement and the Merger contemplated hereby pursuant to the Joint Proxy Statement, and shall take all other action necessary or advisable to secure the vote or consent of stockholders required by the SCBCA to obtain such approval. Each of the parties hereto shall take all other reasonable action necessary or advisable to promptly and expeditiously secure any vote or consent of stockholders required by applicable Law and RBMG's and RBC's Certificate or Articles of Incorporation and Bylaws to effect the Merger.

                 SECTION 6.03. Employee Benefits Matters. (a) Except as otherwise provided herein, each of the RBC Benefit Plans and the RBMG Benefit Plans in effect as of the Effective Time shall be maintained in effect with respect to the employees or former employees of RBC and the RBC Subsidiaries and of RBMG and the RBMG Subsidiaries, respectively, who are covered by such benefit plans immediately prior to the Closing Date until RBMG otherwise determines after the Effective Time; provided, however, that nothing contained herein shall limit any reserved right in any such RBC Benefit Plan or RBMG Benefit Plan, as the case may be, to amend, modify, suspend, revoke or terminate any such plan. "RBMG Benefit Plans" means employee benefit plans, programs, arrangements and contracts (including, without limitation, any "employee benefit plan", as defined in Section 3(3) of ERISA) maintained or contributed to by RBMG or any RBMG Subsidiary, or with respect to which RBC or any RBC Subsidiary could incur liability under Section 4069, 4212(c) or 4204 of ERISA.

                          (b)     Prior to the Effective Time, RBMG shall
develop short and long-term incentive compensation arrangements for RBMG which are to be implemented after the Effective Time and make appropriate adjustments, if any, to the performance goals, target awards and any other relevant criteria under the incentive compensation plans of RBC and RBMG that are in effect as of the Effective Time to take the Reorganization into account. In addition, RBMG shall conduct a review of RBC's and RBMG's respective benefit plans following the execution of this Agreement in order to coordinate the provision of benefits after the Effective Time and to eliminate duplicate benefits, including, without limitation, through the establishment by RBMG of replacement benefit plans (the "RBMG Replacement Plans"). Each participant in any RBC Benefit Plan or RBMG Benefit Plan that is replaced by a RBMG Replacement Plan shall receive credit for purposes of eligibility to participate, vesting, benefit accrual and eligibility to receive benefits under any RBMG Replacement Plan for service credited for the corresponding purpose under such benefit plan; provided, however, that such crediting of service shall not operate to duplicate any benefit to any such participant of the funding of any such benefit.

                          (c)     With respect to any RBC Benefit Plan or RBMG
Benefit Plan under which the delivery of RBC Voting Common Stock, RBC Non-voting Common Stock or RBMG Common Stock, as the case may be, is required upon payment of benefits, grant of awards or exercise of options (the "Stock Plans"), RBMG shall take all corporate action necessary or appropriate to (i) obtain stockholder approval with respect to such plan to the extent such approval is required for purposes of the Code or other applicable Law, or to enable such plan to comply with Rule 16b-3 promulgated under the Exchange Act,
(ii) reserve for issuance under such plan or otherwise provide a sufficient number of shares of RBMG Common Stock for delivery upon payment of benefits, grant of awards or exercise of options under such plan and (iii) as soon as practicable after the Effective Time, file registration statements on Form S-3 or Form S-8, as appropriate (or any successor or other appropriate forms), with respect to the shares of RBMG Common Stock subject to such plan to the extent such registration statement is required under applicable law, and RBMG shall use its reasonable efforts to maintain the effectiveness of such registration statements (and maintain the current status of the prospectuses contained therein) for so long as such benefits and grants remain payable and such options remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act, RBMG shall administer the Stock Plans, where applicable, in a manner that complies with Rule 16b-3 promulgated under the Exchange Act.

                          (d)     Without limiting the applicability of the
foregoing, each of the parties hereto shall take all actions as are necessary to ensure that RBC shall not be, at the Effective Time, bound by any options, stock appreciation rights, warrants or other rights or agreements which would entitle any person, other than RBMG, to own any capital stock of the Surviving Corporation or to receive any payment in respect thereof, and all RBC Benefit Plans conferring any rights with respect to Shares or other capital stock of RBC shall be deemed hereby to be amended to be in conformity with this Section 6.03.

                 SECTION 6.04. Directors' and Officers' Indemnification and Insurance. (a) The Articles of Incorporation of RBC and the Certificate of Incorporation of RBMG and the Bylaws of RBC and RBMG, as the case may be, shall contain the indemnification provisions that are set forth, as of the date of this Agreement, in the Articles of Incorporation of RBC, the Certificate of Incorporation of RBMG and the Bylaws of RBC and RBMG, as the case may be, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at or at any time prior to the Effective Time were directors, officers, employees, fiduciaries or agents of RBC or RBMG, respectively.

                          (b)     This Section 6.04 is intended to be for the
benefit of, and shall be enforceable by, the indemnified parties, their heirs and personal representatives and shall be binding on RBC and RBMG and their respective successors and assigns.

                          (c)     Notwithstanding anything to the contrary
contained herein, RBMG and the Surviving Corporation shall, and RBMG shall cause the Surviving Corporation to, assume and perform all obligations of RBC arising under any indemnification agreement entered into prior to the date hereof between RBC and certain officers and directors of RBC.

                          (d)     From and after the Effective Time, RBMG
agrees that it shall indemnify and hold harmless each present and former director and officer of RBC and RBMG determined as of the Effective Time (the "Indemnified Parties"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that RBMG would have been permitted under Delaware law and RBC would have been permitted under South Carolina law, and their respective charter documents (each as in effect on the date hereof) to indemnify such Indemnified Parties (and RBMG shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined pursuant to a final, non-appealable judgment by a court of competent jurisdiction that such Indemnified Party is not entitled to indemnification).

                          (e)     To the extent paragraph (d) shall not serve
to indemnify and hold harmless any Indemnified Party, for a period of six years after the date hereof, RBMG shall, subject to the terms set forth herein, indemnify and hold harmless, to the fullest extent permitted under applicable Law (and RBMG shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such

Indemnified Party is not entitled to indemnification), each Indemnified Party against any Cost incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the transactions contemplated by this Agreement; provided, further, however, that RBMG shall not be required to indemnify any Indemnified Party pursuant hereto if it shall be determined that the Indemnified Party acted in bad faith and not in a manner such Indemnified Party believed to be in or not opposed to the best interests of RBC or RBMG, as the case may be.

                          (f)     Any Indemnified Party wishing to claim
indemnification under paragraphs (d) or (e) of this Section 6.04, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify RBMG thereof, but the failure to so notify shall not relieve RBMG of any liability it may have to such Indemnified Party except to the extent that such failure materially prejudices RBMG. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) RBMG shall have the right to assume the defense thereof and RBMG shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if RBMG elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between RBMG and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and RBMG shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that RBMG shall be obligated pursuant to this paragraph (f) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest, (ii) the Indemnified Parties shall cooperate in the defense of any such matter and (iii) RBMG shall not be liable for any settlement effected without its prior written consent; and provided further, however, that RBMG shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law. Notwithstanding the foregoing, if such indemnity is not available with respect to any Indemnified Party, then RBMG and the Indemnified Party shall contribute to the amount payable in such proportion as is appropriate to reflect relative faults and benefits.

                          (g)     If RBMG or any of its successors or assigns
(i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, proper provisions shall be made so that the successors and assigns of RBMG shall assume all of the obligations set forth in this Section 6.04.

                 SECTION 6.05. No Shelf Registration. RBMG shall not be required to amend or maintain the effectiveness of the Registration Statement for the purpose of permitting resale of the shares of RBMG Common Stock received pursuant hereto by the persons who may be deemed to be "affiliates" of RBC or RBMG within the meaning of Rule 145 promulgated under the Securities Act.

                 SECTION 6.06. Public Announcements. The initial press release concerning the Reorganization shall be a joint press release and, thereafter, RBC and RBMG shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Reorganization and shall not issue any such press release or make any such public statement without the prior written approval of the other parties hereto, except to the extent that RBMG may be required by applicable Law or the requirements of the NMS, in which case RBMG shall use its reasonable efforts to consult with RBC before issuing any such release or making any such public statement.

                 SECTION 6.07. NMS Additional Listing. Each of the parties hereto shall use its reasonable efforts to obtain, prior to the Effective Time, the approval for additional listing on the NMS, effective upon the official notice of issuance, of the shares of RBMG Common Stock into which the Shares will be converted pursuant to Article II hereof.

                 SECTION 6.08. Blue Sky. Each of the parties hereto shall use all reasonable efforts to obtain prior to the Effective Time all necessary blue sky permits and approvals required under Blue Sky Laws to permit the distribution of the shares of RBMG Common Stock to be issued in accordance with the provisions of this Agreement.


                                  ARTICLE VII

                            CONDITIONS TO THE MERGER

                 SECTION 7.01. Conditions to the Obligations of Each Party to Consummate the Merger. The obligations of the parties hereto to consummate the Merger, or to permit the consummation of the Merger, are subject to the satisfaction or, if permitted by applicable Law, waiver of the following conditions:

                          (a)     the Registration Statement shall have been
declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC and not concluded or withdrawn;

                          (b)     each of this Agreement and the Merger and the
Amended Certificate of Incorporation of RBMG shall have been duly approved by the requisite vote of stockholders of RBMG, in accordance with the DGCL and the NMS;

                          (c)     each of the Agreement and the Merger shall
have been duly approved by the requisite vote of the stockholders of RBC, in accordance with the SCBCA;

                          (d)     no court of competent jurisdiction shall have
issued or entered any order, writ, injunction or decree, and no other Governmental Entity shall have issued any order, which is then in effect and has the effect of making the Merger illegal or otherwise prohibiting its consummation;

                          (e)     any waiting period (and any extension
thereof) applicable to the consummation of the Reorganization under the HSR Act or any other applicable competition, merger control or similar Law shall have expired or been terminated;

                          (f)     all consents, approvals and authorizations
legally required to be obtained to consummate the Reorganization shall have been obtained from all Governmental Entities, except where the failure to obtain any such consent, approval or authorization would not result in a change in or have an effect on the business of RBC or RBMG that is, or is reasonably likely to be, materially adverse to the business, assets (including intangible assets), liabilities (contingent or otherwise), condition (financial or otherwise) or results of operations of RBMG and its respective subsidiaries, taken as a whole;

                          (g)     all permits or approvals required by state
securities or Blue Sky Laws to carry out the transactions contemplated hereby shall have been received; and

                          (h)     the shares of RBMG Common Stock into which
the Shares will be converted pursuant to Article II hereof shall have been authorized for listing on the NMS, subject to official notice of issuance.

                 SECTION 7.02. Conditions to the Obligations of RBC. The obligations of RBC to consummate the Merger, or to permit the consummation of the Merger, are subject to the satisfaction or, if permitted by applicable Law, waiver of the following further conditions:

                          (a)     each of the representations and warranties
of RBMG contained in this Agreement that is qualified by materiality shall be true and correct on and as of the Effective Time as if made at and as of the Effective Time (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date) and each of the representations and warranties that is not so qualified shall be true and correct in all material respects on and as of the Effective Time as if made at and as of the Effective Time (other than representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date), in each case except as contemplated or permitted by this Agreement, and RBC shall have received a certificate of the Chairman or President and Chief Financial Officer of RBMG to such effect;

                          (b)     RBMG shall have performed or complied in all
material respects with all material agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time and RBC shall have received a certificate of the Chairman or President and Chief Financial Officer of RBMG to that effect;

                          (c)     McNair Law Firm, P.A. or King & Spalding
shall have issued its opinions, such opinions dated on or about the Effective Time and on or about the date that is two business days prior to the date the Proxy Statement is first mailed to stockholders of RBMG, addressed to RBC, and reasonably satisfactory to it, based upon customary representations of RBC and RBMG and customary assumptions, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code and that the stockholders of RBC will recognize no gain or loss upon the receipt of shares of

RBMG Common Stock in exchange for shares of RBC Voting Common Stock or RBC Non-voting Common Stock in the Merger, which opinions shall not have been withdrawn or modified in any material respect;

                 SECTION 7.03. Conditions to the Obligations of RBMG. The obligations of RBMG to consummate the Merger, or to permit the consummation of the Merger, are subject to the satisfaction or, if permitted by applicable Law, waiver of the following further condition: since January 1, 1997, there shall not have occurred an RBC Material Adverse Effect or, since the date of this Agreement, an inaccuracy of the representation and warranties of RBC or the failure of RBC to comply with or perform its agreements and covenants required by this Agreement, in either case, which results in an RBC Material Adverse Effect, other than an RBC Material Adverse Effect which may be compensated by adjusting the Exchange Ratio (and which adjustment is agreed to by the Parties).


                                  ARTICLE VIII

                       TERMINATION, AMENDMENT AND WAIVER

                 SECTION 8.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any requisite adoption and approval of this Agreement, as follows:

                          (a)     by mutual written consent duly authorized by
the Board of Directors of RBC and RBMG;

                          (b)     by RBC or RBMG, if the Effective Time shall
not have occurred on or before November 1, 1997; provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have caused, or resulted in, the failure of the Effective
Time to occur on or before such date; provided, further, however, that, if any action is required to be taken pursuant to Section 5.07 in order to cure any problem which is curable which caused the Merger to fail to qualify as a reorganization under the provisions of Section 368(a) of the Code, and such failure was the sole reason that the Merger could not be consummated on or prior to November 1, 1997, this Agreement may not be terminated pursuant to this clause (b) unless the Effective Time shall not have occurred on or before December 1, 1997;

                          (c)     by RBC or RBMG, if any Governmental Order,
writ, injunction or decree preventing the consummation of any of the Merger shall have been entered by any court of competent jurisdiction and shall have become final and nonappealable; or

                          (d)     by RBC or RBMG, (i) if this Agreement and the
Merger shall fail to receive the requisite votes for approval at the RBMG Stockholders' Meeting or any adjournment or postponement thereof or (ii) if this Agreement and the Merger shall fail to receive the requisite votes for approval at the RBC Stockholders' Meeting or any adjournment or postponement thereof.

                 SECTION 8.02.  Effect of Termination.  Except as provided in
Section 9.01, in the event of termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of any of RBC or RBMG or any of their respective officers or directors, and all rights and obligations of each party hereto shall cease, subject to the remedies of the parties hereto set forth in
Section 8.05; provided, however, that nothing herein shall relieve any party hereto from liability for the wilful or intentional breach of any of its representations and warranties or the wilful or intentional breach of any of its covenants or agreements set forth in this Agreement.

                 SECTION 8.03. Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Board of Directors at any time prior to the Effective Time; provided, however, that no amendment may be made (except such amendments that have received the requisite stockholder approval and such amendments as are permitted to be made without RBC stockholder approval under the SCBCA or RBMG stockholder approval under the
DGCL) that would (i) reduce the amount or change the type of consideration into which each share of RBC Voting Common Stock and each share of RBC Non-voting Common Stock shall be converted upon consummation of the Merger, (ii) change any terms of this Agreement in a manner that would materially and adversely affect RBC or RBMG, as the case may be, or RBC's stockholders or RBMG's stockholders, as the case may be, or (iii) change any term of the Articles of Incorporation of RBC or the Certificate of Incorporation of RBMG. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

                 SECTION 8.04. Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for or waive compliance with the performance of any obligation or other act of any other party hereto or (b) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

                 SECTION 8.05.  Fees and Expenses.  Except as set forth in this
Section 8.05, all Expenses incurred in connection with this Agreement and the Merger shall be paid by the party incurring such Expenses, whether or not the Merger is consummated; provided, however, that all Expenses related to (i) regulatory filing fees pursuant to the HSR Act and (ii) printing, filing and mailing the Registration Statement and the Joint Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Registration Statement and the Joint Proxy Statement shall be borne equally by RBC and RBMG. "Expenses", as used in this Agreement, shall include all reasonable out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) and regulatory filing fees incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of its obligations pursuant to this Agreement and the consummation of the Merger.

                                   ARTICLE IX

                               GENERAL PROVISIONS

                 SECTION 9.01. Non-Survival of Representations and Warranties. The representations and warranties in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 8.01, as the case may be. Each party agrees that, except for the representations and warranties contained in this Agreement, including the RBC Disclosure Schedule and the RBMG Disclosure Schedule, no party hereto has made any other representation and warranties, and each party hereby disclaims any other representations and warranties made by itself or any of its officers, directors, employees, agents, financial and legal advisors or other representatives, with respect to the execution and delivery of this Agreement or the Merger contemplated herein, notwithstanding the delivery or disclosure to any other party or any party's representatives of any documentation or other information with respect to any one or more of the foregoing.

                 SECTION 9.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or facsimile, by registered or certified mail (postage prepaid, return receipt requested) or by a nationally recognized courier service to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

                 (a)      if to RBC:

                                  Resource Bancshares Corporation
                                  1901 Main Street, Suite 650
                                  Columbia, South Carolina 29201
                                  Attention: Melissa A. Ard
                                  Telecopier: (803) 254-3430

                          with a copy to:

                                  McNair Law Firm, P.A.
                                  1301 Gervais Street, 17th Floor
                                  Columbia, South Carolina 29201
                                  Attention:  John W. Currie
                                  Telecopier:  (803) 376-2277

                 (b)      if to RBMG or Merger Sub:

                                  Resource Bancshares Mortgage Group, Inc.
                                  7909 Parklane Road
                                  Columbia, South Carolina 29223
                                  Attention: David W. Johnson, Jr.
                                  Telecopier: (803) 741-3708
                          with a copy to:

                                  King & Spalding
                                  191 Peachtree Street
                                  Atlanta, Georgia 30303
                                  Attention: Russell B. Richards, Esq.
                                  Telecopier:  (404) 572-5100

                 SECTION 9.03. Certain Definitions. For purposes of this Agreement, the following terms have the following meanings:

                          (a)     "affiliate" has the meaning specified in Rule
144 promulgated by the SEC under the Securities Act;

                          (b)     "Beneficial Owner" with respect to any shares
of capital stock means a person who shall be deemed to be the beneficial owner of such shares (i) which such person or any of its affiliates or associates (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) beneficially owns, directly or indirectly, (ii) which such person or any of its affiliates or associates has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of consideration rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding, or (iii) which are beneficially owned, directly or indirectly, by any other persons with whom such person or any of its affiliates or associates or person with whom such person or any of its affiliates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of capital stock;

                          (c)     "Business Day" means any day in which the
principal offices of the SEC in Washington, D.C. are open to accept filings; in the case of determining a date when any payment is due, any day on which banks are not required or authorized by law or executive order to close in the City of New York, USA;

                          (d)     "$" means United States Dollars;

                          (e)     "Governmental Order" means any order, writ,
judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity;

                          (f)     "Knowledge" means, with respect to any matter
in question, that the executive officers of RBC or RBMG, as the case may be,
(i) have actual knowledge of such matter or (ii) after due investigation, should have known of such matter;

                          (g)     "Lease" means each lease of Leased Real
Property, wherein RBC is the tenant (including all amendments, consents for alterations and documents regarding variations and evidence of commencement dates and expiration dates);

                          (h)     "Leased Real Property" means the real
property leased by RBC, as tenant, together with, to the extent leased by RBC, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures and improvements thereon, and all easements, licenses, rights and appurtenances relating to the foregoing;

                          (i)     "Permitted Encumbrances" means (a) liens for
Taxes and assessments not yet payable, and (b) imperfections of title, liens, security interests and other encumbrances the existence of which, individually and in the aggregate, do not have a RBC Material Adverse Effect;

                          (j)     "Person" means an individual, corporation,
partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a "person" as defined in Section 13(d)(3) of the Exchange Act), trust, association, entity or government or political subdivision, agency or instrumentality of a government; and

                          (k)     "Subsidiary" or "Subsidiaries" of any person
means any corporation, limited liability company, partnership, joint venture or other legal entity of which such person (either alone or through or together with any other subsidiary of such person) owns, directly or indirectly, more than 50 percent of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

                 SECTION 9.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Reorganization is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the paries as closely as possible in a mutually acceptable manner to the fullest extent permitted by applicable Law in order that the Merger may be consummated as originally contemplated to the fullest extent possible.

                 SECTION 9.05. Assignment; Binding Effect; Benefit. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, heirs and executors and permitted assigns. Notwithstanding anything contained in this Agreement to the contrary, other than Section 6.04, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors, heirs and executors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

                 SECTION 9.06. Incorporation of Exhibits. The RBC Disclosure Schedule, the RBMG Disclosure Schedule and all Exhibits attached hereto and referred to herein are hereby incorporated herein and made a part of this Agreement for all purposes as if fully set forth herein.


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


                 SECTION 9.07. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

                 SECTION 9.08. Governing Law. Except to the extent that the Laws of the jurisdiction of organization of any party hereto, or any other jurisdiction, are mandatorily applicable to the Merger or to matters arising under or in connection with this Agreement, this Agreement shall be governed by the Laws of the State of South Carolina.

                 SECTION 9.09. Consent to Jurisdiction; Venue. (a) Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the state courts of South Carolina and to the jurisdiction of the United States District Court for the District of South Carolina, for the purpose of any action or proceeding arising out of or relating to this Agreement and each of the parties hereto irrevocably agrees that all claims in respect to such action or proceeding may be heard and determined exclusively in any South Carolina state or federal court sitting in the City of Columbia. Each of the parties hereto agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

                          (b)     Each of the parties hereto irrevocably
consents to the service of any summons and complaints and any other process in any other action or proceeding relating to the Merger, on behalf of itself or its property, by the personal delivery of copies of such process to such party. Nothing in this Section 9.09 shall affect the right of any party hereto to serve legal process in any other manner permitted by Law.

                 SECTION 9.10. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

                 SECTION 9.11. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                 SECTION 9.12. Entire Agreement. This Agreement (including the Exhibits, the RBC Disclosure Schedule, the RBMG Disclosure Schedule and the Confidentiality Agreement) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.





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

                 IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.


                                   RESOURCE BANCSHARES CORPORATION


                                   By:_____________________________________
                                         Name:
                                         Title:

                                   RESOURCE BANCSHARES MORTGAGE
                                   GROUP, INC.


                                   By:_____________________________________
                                         Name:
                                         Title:


                                   RBC MERGER SUB, INC.


                                   By:_____________________________________
                                         Name:
                                         Title:


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